2001

REPORT TO SHAREHOLDERS

02031771

P.E 12-31-2001
0-14745

Sun
Bancorp, Inc.

Selected Financial Data

At or for the Years Ended December 31,	**2001**	2000	1999	1998	1997
(Dollars in thousands, except per share amounts)					
Selected Balance Sheet Data:					
Total Assets	**$1,929,425**	$2,002,529	$1,980,861	$1,515,404	$1,099,973
Cash and investments	**739,201**	848,421	948,898	739,274	610,339
Loans receivable (net)	**1,089,155**	1,031,694	900,671	689,852	427,761
Deposits	**1,572,338**	1,410,867	1,291,326	1,025,398	695,388
Borrowings and securities sold under agreements to repurchase	**160,096**	407,279	528,752	337,665	316,314
Guaranteed preferred beneficial interest in Company's subordinated debt	**57,327**	57,327	57,838	58,650	28,750
Shareholders' equity	**129,960**	117,634	91,104	78,333	54,632
Selected Results of Operations:					
Interest income	**$ 126,825**	$ 150,656	$ 114,254	$ 82,789	$ 46,699
Net interest income	**56,758**	61,248	53,174	37,695	22,291
Provision for loan losses	**8,095**	2,480	2,089	2,213	1,665
Net interest income after provision for loan losses	**48,663**	58,768	51,085	35,482	20,626
Non-interest income	**10,516**	8,183	9,751	7,400	2,236
Non-interest expense	**57,695**	54,547	46,855	30,367	16,958
Net income	**1,328**	8,780	9,714	8,784	4,171
Per Share Data:					
Net income					
Basic	**$ 0.13**	$ 0.86	$ 1.03	$ 1.18	$ 0.74
Diluted	**$ 0.13**	$ 0.85	$ 0.96	$ 1.04	$ 0.68
Book Value	**$ 12.31**	$ 11.45	$ 9.00	$ 9.46	$ 7.47
Selected Ratios:					
Return on average assets	**0.07%**	0.43%	0.58%	0.75%	0.66%
Return on average equity	**1.05%**	8.85%	11.08%	14.29%	12.89%
Ratio of equity to assets	**6.74%**	5.87%	4.60%	5.17%	4.97%
Other Data and Ratios (1):					
Cash basis earnings per share:					
Basic	**$ 0.63**	$ 1.37	$ 1.48	$ 1.52	$ 0.84
Diluted	**$ 0.62**	$ 1.35	$ 1.38	$ 1.34	$ 0.76
Cash basis:					
Return on average assets	**0.33%**	0.69%	0.84%	0.94%	0.74%
Return on average equity	**5.14%**	14.10%	15.89%	19.71%	14.58%

(1) The Company's cash basis data and ratios are determined by adding back to reported net income the non-cash amortization of intangible assets, net of associated tax benefits.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(All dollar amounts presented in the tables, except per share amounts, are in thousands)

OVERVIEW

Sun Bancorp, Inc. (the "Company") is a multi-state Bank Holding Company headquartered in Vineland, New Jersey. The Company's principal subsidiary is Sun National Bank (the "Bank"). At December 31, 2001, the Company had total assets of $1.9 billion, total deposits of $1.6 billion and total shareholders' equity of $130.0 million. The Company's principal business is to serve as a holding company for the Bank. As a registered bank holding company, the Company is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System (the "Federal Reserve").

In November 2001, the Company completed its reorganization from a multi-bank holding company to a single bank holding company with the merger of Sun National Bank, Delaware into the Bank. Sun National Bank, Delaware was merged into Delaware City Bank, a building and loan association located in Delaware City, Delaware, which was acquired by the Company in November 2001 and immediately thereafter merged into the Bank. The Company undertook the merger of its two subsidiary banks to take advantage of numerous operating efficiencies resulting from consolidation to a single national bank charter.

Through the Bank, the Company engages in community banking services through 71 community banking centers located in 13 counties in Southern and Central New Jersey, in the contiguous New Castle County market in Delaware, and in Philadelphia, Pennsylvania. The Bank offers comprehensive lending, depository and financial services to its customers and marketplace. The Bank's lending services to businesses include commercial, commercial real estate, and small business loans. The Bank's commercial deposit services include business checking accounts, and cash management products such as electronic banking and sweep accounts. The Bank's lending services to retail customers include home equity loans, residential mortgage loans, and installment loans. The Bank also offers cash management services to a broad base of commercial and small business customers. The Bank funds these lending activities primarily through retail deposits, repurchase agreements with customers and advances from the Federal Home Loan Bank. The Bank's retail deposit services include checking accounts, savings accounts, money market deposits, certificates of deposit and individual retirement accounts. Through a third-party arrangement, the Bank also offers mutual funds, securities brokerage, annuities and investment advisory services.

In December 2000 and March 2001, respectively, the Bank and the Company entered into memorandums of understanding ("MOUs") with their primary regulators, the Office of the Comptroller of the Currency (the "OCC") and the Federal Reserve Board (the "FRB") relating to, among other things, implementing and/or revising certain policies, plans and procedures of the Company and the Bank with respect to, among other things, interest rate risk and other risk management, strategic and capital planning, oversight and compliance management by the Board of Directors, lending and underwriting standards and internal auditing. The Company had also agreed to notify the FRB at least 30 days prior to the (i) proposed declaration date of any dividend by the Company, (ii) incurrence of any debt or (iii) repurchase or redemption of any of the Company's stock. The Bank also agreed to notify the OCC prior to declaration of a dividend. The Company and the Bank were released from the MOUs and the MOUs were terminated following the regularly scheduled examinations of the Company and the Bank by the FRB and OCC, respectively, in January 2002. While they were in effect, the MOUs did not impose any limitations on the operations of the Company or the Bank or limit in any way their businesses.

This past year was an eventful year for the Company and the banking industry with the economy and world events severely impacting business performance. For the Company, 2001 was a year of redirection, reorganization and a focus on the basics of the Company's business. During 2001, management of the Company made many decisions that laid the foundation for long-term growth by investing in the future of the organization. These decisions were driven by the need to reposition the organization while making needed investments in people, the credit process and loan portfolio, the fundamentals of the business and infrastructure. A multitude of initiatives were undertaken during the year to control the growth of the balance sheet, to enhance the Company's overall liquidity, interest rate risk profile and capital position, while at the same time growing core businesses.

The following discussion focuses on the major components of the Company's operations and presents an overview of the significant changes in the results of operations for the past three years and financial condition during the past two fiscal years. This discussion should be reviewed in conjunction with the Consolidated Financial Statements and notes thereto presented elsewhere in this Annual Report.

RESULTS OF OPERATIONS

Net income for the year ended December 31, 2001 was $1.3 million, or $0.13 per share, in comparison to $8.8 million, or $0.85 per share for the year ended December 31, 2000. As more fully described below, the decrease in net income was attributable to a decrease in net interest income of $4.5 million, an increase in provision for loan losses of $5.6 million and an increase in non-interest expense of $3.1 million. These decreases to net income were partially offset by an increase in non-interest income of $2.3 million and a decrease in income tax expense of $3.5 million compared to the results of operations for 2000. Net income for the year ended December 31, 2000 was $8.8 million, or $0.85 per share, in comparison to $9.7 million, or $0.96 per share for the year ended December 31, 1999.

Net Interest Income. Net interest income is the most significant component of the Company's income from operations. Net interest income is the difference between interest received on interest-earning assets (primarily loans and investment securities) and interest paid on interest-bearing liabilities (primarily deposits and borrowed funds). Net interest income depends on the volume and interest rate earned on interest-earning assets and the volume and interest rate paid on interest-bearing liabilities.

The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost information for the periods presented. Average balances are derived from daily balances.

Years Ended December 31,	2001			2000			1999		
	Average Balance	Interest	Avg. Yield/ Cost	Average Balance	Interest	Avg. Yield/ Cost	Average Balance	Interest	Avg. Yield/ Cost
Interest-earning assets:									
Loans receivable (1), (2)	$1,070,459	$ 86,600	8.09%	$ 990,357	$ 88,353	8.92%	$ 786,237	$ 67,611	8.60%
Investment securities (3)	704,941	39,746	5.64	897,644	63,078	7.03	730,170	47,572	6.52
Federal funds sold	39,388	1,468	3.73	8,779	595	6.78	6,174	293	4.75
Total interest-earning assets	1,814,788	127,814	7.04	1,896,780	152,026	8.01	1,522,581	115,476	7.58
Non-interest-earning assets	149,907			142,991			145,896		
Total assets	$1,964,695			$2,039,771			$1,668,477		
Interest-bearing liabilities:									
Interest-bearing deposit accounts	$1,239,396	52,258	4.22	$1,134,836	53,049	4.67	$ 882,011	34,487	3.91
Borrowed money:									
Repurchase agreements with customers	82,318	2,437	2.96	79,224	4,446	5.61	56,730	2,472	4.36
Other borrowed money	183,581	9,934	5.41	414,058	26,476	6.39	353,660	18,571	5.25
Total borrowed money	265,899	12,371	4.65	493,282	30,922	6.27	410,389	21,043	5.13
Guaranteed preferred beneficial interest in Company's subordinated debt	57,327	5,438	9.49	57,344	5,437	9.48	58,558	5,550	9.48
Total interest-bearing liabilities	1,562,622	70,067	4.48	1,685,462	89,408	5.30	1,350,958	61,080	4.52
Non-interest-bearing liabilities	275,869			255,142			229,814		
Total liabilities	1,838,491			1,940,604			1,580,772		
Shareholders' equity	126,204			99,167			87,705		
Total liabilities and shareholders' equity	$1,964,695			$2,039,771			$1,668,477		
Net interest income		$ 57,747			$ 62,618			$ 54,396	
Interest rate spread (4)			2.56%			2.71%			3.06%
Net yield on interest-earning assets (5)			3.18%			3.30%			3.57%
Ratio of average interest-earning assets to average interest-bearing liabilities			116.14%			112.54%			112.70%

(1) Average balances include non-accrual loans (see "Non-Performing and Problem Assets").
(2) Loan fees are included in interest income and the amount is not material for this analysis.
(3) Interest earned on non-taxable investment securities is shown on a tax equivalent basis assuming a 34% marginal federal tax rate for all periods.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate) and (ii) changes in rate (changes in rate multiplied by old average volume). The combined effect of changes in both volume and rate has been allocated to volume or rate changes in proportion to the absolute dollar amounts of the change in each.

Years Ended December 31,	2001 vs. 2000			2000 vs. 1999		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest income:						
Loans receivable	$ 6,837	$ (8,590)	$ (1,753)	$18,139	$ 2,603	$20,742
Investment securities	(12,159)	(11,173)	(23,332)	11,527	3,979	15,506
Federal funds sold	1,247	(374)	873	151	151	302
Total interest-earning assets	$ (4,075)	$(20,137)	$(24,212)	$29,817	$ 6,733	$36,550
Interest expense:						
Deposit accounts	$ 4,636	$ (5,427)	$ (791)	$11,086	$ 7,476	$18,562
Borrowings:						
Repurchase agreements with customers	165	(2,174)	(2,009)	1,146	828	1,974
Other borrowed money	(12,958)	(3,584)	(16,542)	3,495	4,410	7,905
Total borrowed money	(12,793)	(5,758)	(18,551)	4,641	5,238	9,879
Guaranteed preferred beneficial interest in Company's subordinated debt	1		1	(113)		(113)
Total interest-bearing liabilities	$ (8,156)	$(11,185)	$(19,341)	$15,614	$12,714	$28,328
Net change in interest income	$ 4,081	$ (8,952)	$ (4,871)	$14,203	$ (5,981)	$ 8,222

Net interest income (on a tax-equivalent basis) decreased $4.9 million or 7.8% to $57.7 million for 2001 compared to $62.6 million for 2000. This decrease is primarily due from the rate component that decreased $9.0 million due to the record setting market interest rate declines during 2001. From the volume component, a $4.1 million decrease was due to the decrease in average interest-earning assets from $1.9 billion for 2000 to $1.8 billion for 2001, a decrease of $4.6 million was due to the increase in average deposit accounts from $1.1 billion for 2000 to $1.2 billion for 2001 offset primarily by a $13.0 million decrease due to the decrease in average other borrowed money from $414.1 million for 2000 to $183.6 million for 2001.

The decrease in the net yield on interest-earning assets of 3.18% as of December 31, 2001 compared to 3.30% as of December 31, 2000 was due to the effect of market interest rate decreases and the mix of interest-earning assets and interest-bearing liabilities. For most of the year ended December 31, 2001, the Company's overall balance sheet was asset sensitive to changes in interest rates; that is, the Company had a higher percentage of floating rate assets than floating rate liabilities. As a result of the decreases in interest rates, the average yield on interest-earning assets declined 97 basis points compared to the decline on the average cost of interest-bearing liabilities of 82 basis points.

The decrease in average interest-earning assets of $82.0 million was primarily the result of the $192.7 million decrease in average investment securities, offset by an $80.1 million increase in average balance of loans receivable and a $30.6 million increase in average balance of federal funds sold. The funds provided by the decrease in investments and the increase in both interest-bearing and non-interest-bearing deposits of $125.3 million were used primarily to de-leverage the balance sheet by paying down high cost other borrowings, from an average balance of $414.1 million in 2000 to an average balance of $183.6 million in 2001.

For 2000, net interest income (on a tax-equivalent basis) increased $8.2 million or 15% to $62.6 million compared to $54.4 million for 1999. The increase is due primarily to the growth of average interest-earning assets from $1.5 billion for 1999 to $1.9 billion for 2000, offset by a decrease in the interest rate spread from 3.06% for 1999 to 2.71% for 2000. A change in the mix of interest-earning assets and interest-bearing liabilities had a negative impact on the net yield on interest-earning assets, which declined 27 basis points to 3.30% for 2000.

Provision for Loan Losses. The Company recorded a provision for loan losses of $8.1 million for 2001 compared to a provision of $2.5 million for 2000. The increase in the provision for loan losses during 2001 compared to 2000 was attributable to loan portfolio growth, portfolio maturation, a deterioration of several loans, enhancements to the credit review process and a more aggressive approach to troubled credits. The Company recorded a provision for loan losses of $2.5 million for 2000 compared to a provision of $2.1 million for 1999. The increase in the provision for loan losses during 2000 compared to 1999 was attributable to an increase in the size of the loan portfolio due to internal loan growth of approximately $131.0 million to $1,031.7 million at December 31, 2000 compared to $900.7 million at December 31, 1999.

Management regularly performs an analysis to identify the inherent risk of loss in its loan portfolio. This analysis includes evaluation of concentrations of credit, past loss experience, current economic conditions, amount and composition of the loan portfolio (including loans being specifically monitored by management), estimated fair value of underlying collateral, loan commitments outstanding, delinquencies, and other factors.

The Bank will continue to monitor its allowance for loan losses and make future adjustments to the allowance through the provision for loan losses as economic conditions dictate. Although the Bank maintains its allowance for loan losses at levels considered adequate to provide for the inherent risk of loss in its loan portfolio, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Bank's determination as to the amount of its allowance for loan losses is subject to review by its primary regulator, the OCC, as part of its examination process, which may result in the establishment of an additional allowance based upon the judgment of the OCC after a review of the information available at the time of the OCC examination.

Non-Interest Income. Non-interest income increased $2.3 million, or 28.5% for the year ended December 31, 2001 compared to the year ended December 31, 2000. The increase was primarily due to a $1.7 million increase in service charges on deposit accounts resulting primarily from the 9.2% increase in average balance of deposits and increased fees. During 2001, the Company continued to focus on reducing borrowings and increasing liquidity and capital primarily through a reduction of its securities portfolio. The Company reported a $396,000 gain on sale of investment securities during 2001 and reported a $311,000 loss on sale of investment securities during 2000.

Non-interest income decreased $1.6 million for the year ended December 31, 2000 compared to the year ended December 31, 1999. The decrease was primarily due to a $2.4 million decrease in income from mortgage banking operations resulting from a strategic decision to scale back on the mortgage banking operations due to the rise in interest rates. During 2000, Sun Mortgage Company was merged into the Bank. The decrease was also attributable to losses on sales of securities. During 2000, the Company took advantage of declining interest rates to reduce its interest rate risk and improve its capital and liquidity positions by selling $52 million of primarily below market yield investment securities at a loss of approximately $311,000. The proceeds were used, in part, to reduce the Company's borrowings. The decrease in income from mortgage banking operations and the loss on sales of securities were partially offset by a $574,000 increase in service charges on deposit accounts and a $273,000 increase in other service charges, due mostly to a larger deposit base and increased fees.

Non-Interest Expenses. Non-interest expenses increased approximately $3.1 million, or 5.8% to $57.7 million for the year ended December 31, 2001 as compared to $54.5 million for the same period for 2000. This increase is primarily due to an increase in other expenses of $1.5 million, salaries and employee benefits of $1.2 million, and occupancy expense of $646,000. Included in other expenses is $1.0 million in consulting fees relating to 2001 management initiatives for technology, risk management, branch optimization and the Company's Process & Profit Improvement program. Salaries and benefits increased due to additional key positions hired during the year reflecting the Company's focus on building a business banking team to meet the needs of the small business market, expansion of the Commercial and Retail Banking Divisions, additional support within Credit Administration and other various operational and administrative support staff. The increase in occupancy expense is a result of a bank wide branch maintenance program initiated in 2001.

Non-interest expenses increased approximately $7.7 million to $54.5 million for the year ended December 31, 2000 as compared to $46.9 million for the same period for 1999. The increase was a result of a full year of operations of the 1999 branch acquisitions as well as the new Philadelphia financial service center and additional 14 *de novo* financial service centers opened in 1999. Of the increase, $2.7 million was in salaries and employee benefits, $1.3 million in occupancy expense, $923,000 in equipment expense, $1.5 million in amortization of excess of cost over fair value of assets acquired and $1.3 million in other expenses. Salaries and benefits increased due to additional staff positions resulting from acquisitions and *de novo* financial service centers opened. The increase in amortization of excess of cost over fair value of assets acquired resulted from the acquisitions completed in 1999. The increase in other expenses reflects the Company's support of its expanded operations.

Income Tax Expense. Income taxes decreased $3.5 million, from $3.6 million to $156,000 for the years ended December 31, 2000 and December 31, 2001, respectively. The decrease was due to lower 2001 pretax income. In addition, the Company's effective tax rate changed due the proportion of tax-free municipal income to income before taxes. Due to a decrease in pretax income in 2000, income taxes decreased $643,000, from $4.3 million to $3.6 million for the years ended December 31, 1999 and December 31, 2000, respectively.

LIQUIDITY AND CAPITAL RESOURCES

A major source of the Company's funding is its retail deposit branch network, which management believes will be sufficient to meet the Company's long-term liquidity needs. The ability of the Company to retain and attract new deposits is dependent upon the variety and effectiveness of its customer account products, customer service and convenience, and rates paid to customers. The Company also obtains funds from the repayment and maturities of loans as well as sales and maturities of investment securities, while additional funds can be obtained from a variety of sources including loan sales or participations, securities sold under agreements to repurchase, Federal Home Loan Bank ("FHLB") advances, and other secured and unsecured borrowings. It is anticipated that FHLB advances and securities sold under agreements to repurchase will be secondary sources of funding, and management expects there to be adequate collateral for such funding requirements.

The Company's primary uses of funds are the origination of loans, the funding of the Company's maturing certificates of deposit, deposit withdrawals and the repayment of borrowings. Certificates of deposit scheduled to mature during the 12 months ending December 31, 2001 total $381.1 million. The Company has implemented a core deposit relationship strategy that places less reliance on certificates of deposits as a funding source. The Company will continue to price certificates of deposit for retention, however, based on market conditions and other liquidity considerations, it may avail itself of the secondary borrowings discussed above.

The Company anticipates that cash and cash equivalents on hand, the cash flow from assets as well as other sources of funds will provide adequate liquidity for the Company's future operating, investing and financing needs. In addition to cash and cash equivalents of $79.1 million at December 31, 2001, the Company has additional secured borrowing capacity with the FHLB and other sources. The Company's increase in its average liquidity position during 2001 resulted primarily from investment security calls and sales that had a negative impact on earnings due to higher yield run-off and lower reinvestment spread. Management will monitor the Company's liquidity and maintain it at a level that is adequate but not excessive.

Net cash provided by operating activities for the year ended December 31, 2001 totaled $23.3 million, an increase of $7.0 million compared to the year ended December 31, 2000. Net cash provided by operating activities for the year ended December 31, 2000 totaled $16.3 million compared to $3.8 million for the year ended December 31, 1999.

Net cash provided by investing activities for the year ended December 31, 2001 totaled $71.0 million, an increase of $79.9 million compared to net cash used for the year ended December 31, 2000 of $8.9 million. This continues to reflect the Company's overall balance sheet and liquidity management process. The increase was primarily due to an increase in the maturities, prepayments and calls of investment securities of $519.7 million, an increase in the sale of investment securities of $40.4 million and a reduced net increase in loans of $69.1 million. These increases in cash provided were partially offset by a $552.9 million increase in the purchase of investment securities.

Net cash used in investing activities for the year ended December 31, 2000 totaled $8.9 million, a decrease of $507.0 million compared to net cash used for the year ended December 31, 1999 of $515.9 million. The decrease was primarily due to a decrease in the purchase of investment securities of $277.0 million, a reduced net increase in loans of $79.8 million, an increase in the maturity of mortgage-backed securities of $74.2 million, a decrease in purchase of investment securities of $12.5 million, an increase in the sale of investment securities of $69.9 million and an increase in the proceeds from security calls of $40.0 million. These were partially offset by a decrease in the maturity of mortgage-backed securities of $108.5 million.

Net cash used by financing activities for the year ended December 31, 2001 totaled $84.9 million, compared to net cash provided by financing activities of $7.2 million for the year ended December 31, 2000. The increase was primarily the result of an increase of $120.0 million of net repayments under lines of credit and repurchase agreements and a decrease in deposits resulting from a branch sale in the fourth quarter 2001 of $14.3 million. These were partially offset by an increase in deposits of $56.3 million. The increase in deposits reflects the Company's successful implementation of a customer relationship strategy for both loans and deposits.

Net cash used by financing activities for the year ended December 31, 2000 totaled $7.2 million, compared to net cash provided by financing activities of $492.0 million for the year ended December 31, 1999. The decrease was a result of an increase of $324.0 million of net repayments under lines of credit and repurchase agreements, a decrease of $246.7 million of deposits resulting from branch acquisitions and a decrease of $40.1 million from the issuance of common stock. This was partially offset by an increase in deposits of $100.3 million and a decrease of $10.1 million of treasury stock purchases.

Management has developed a capital plan for the Company and the Bank that should allow the Company and the Bank to grow capital internally at levels sufficient for achieving its growth projections and operating and financial risks. It is the Company's intention to maintain "well-capitalized" risk-based capital levels. The Company has also considered a plan for contingency capital needs, and when appropriate, the Company's Board of Directors may consider various capital raising alternatives. The following table sets forth the risk-based capital levels at December 31, 2001 for the Company and the Bank.

	Actual		Required for Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
At December 31, 2001	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets):						
Sun Bancorp, Inc	$157,949	12.23%	$103,338	8.00%	N/A	
Sun National Bank	$152,206	11.82%	$103,010	8.00%	$128,763	10.00%
Tier I Capital (to Risk-Weighted Assets):						
Sun Bancorp, Inc	$130,332	10.09%	$ 51,669	4.00%	N/A	
Sun National Bank	$138,424	10.75%	$ 51,505	4.00%	$ 77,258	6.00%
Leverage Ratio:						
Sun Bancorp, Inc	$130,332	6.90%	$ 75,546	4.00%	N/A	
Sun National Bank	$138,424	7.34%	$ 75,443	4.00%	$ 94,304	5.00%

As part of its capital plan, the Company issued trust preferred securities that qualify as Tier 1 or core capital of the Company, subject to a 25% capital limitation under risk-based capital guidelines developed by the Federal Reserve. The portion that exceeds the 25% capital limitation qualifies as Tier 2, or supplementary capital of the Company.

Asset and Liability Management

The Company's exposure to interest rate risk results from the difference in maturities and repricing characteristics of the interest-earning assets and interest-bearing liabilities and the volatility of interest rates. If the Company's assets have shorter maturity or repricing terms than its liabilities, the Company's earnings will tend to be negatively affected during periods of declining interest rates. Conversely, this mismatch would benefit the Company during periods of increasing interest rates. Management monitors the relationship between the interest rate sensitivity of the Company's assets and liabilities.

Gap Analysis

Banks have become increasingly concerned with the extent to which they are able to match maturities or repricing characteristics of interest-earning assets and interest-bearing liabilities. Such matching is facilitated by examining the extent to which such assets and liabilities are interest-rate sensitive and by monitoring a bank's interest rate sensitivity gap. An asset or liability is considered to be interest-rate sensitive if it will mature or reprice within a specific time period. The interest rate sensitivity gap is defined as the excess of interest-earning assets maturing or repricing within a specific time period over interest-bearing liabilities maturing or repricing within that time period. On a monthly basis, the Bank monitors its gap, primarily its six-month and one-year maturities, and works to maintain its gap within a range that does not exceed a negative 25% of total assets. Management and the Board of Directors monitor the Company's gap position quarterly.

The Asset/Liability Committee of the Bank's Board of Directors discuss, among other things, interest rate risk. The Bank also uses simulation models to measure the impact of potential changes of up to 300 basis points in interest rates on net interest income. Sudden changes to interest rates should not have a material impact to results of operations. Should the Bank experience a positive or negative mismatch in excess of the approved range, it has a number of remedial options. The Bank has the ability to reposition its investment portfolio to include securities with more advantageous repricing and/or maturity characteristics. It can attract variable- or fixed-rate loan products as appropriate. The Bank can also price deposit products to attract deposits with maturity characteristics that can lower their exposure to interest rate risk.

At December 31, 2001, the Company had a positive position with respect to its exposure to interest rate risk. Total interest-earning assets maturing or repricing within one year exceeded total interest-bearing liabilities maturing or repricing during the same time period by $117.2 million, representing a positive cumulative one-year gap ratio of 6.07%. As a result, the cost of interest-bearing liabilities of the Company should adjust to changes in interest rates at a slower rate than yield on interest-earning assets of the Company.

The following table summarizes the maturity and repricing characteristics of the Company's interest-earning assets and interest-bearing liabilities at December 31, 2001. All amounts are categorized by their actual maturity or repricing date with the exception of interest-bearing demand deposits and savings deposits. As a result of prior experience during periods of rate volatility resulting in insignificant changes to levels of core deposits and management's estimate of future rate sensitivities, the Company allocates interest-bearing demand deposits and savings deposits ratably among the Maturity/Repricing Time categories. The estimated effective duration of interest-bearing demand deposits is approximately 3.1 years. The estimated effective duration of savings deposits, excluding money market demand accounts, is approximately 3.5 years. The estimated effective duration of money market demand accounts is approximately 1.7 years.

	Maturity/Repricing Time Periods				
	0-3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
Loans receivable	$358,482	$159,624	$529,753	$ 55,078	$1,102,937
Investment securities	209,997	89,855	292,587	68,462	660,901
Federal funds sold	11,525				11,525
Total interest-earning assets	580,004	249,479	822,340	123,540	1,775,363
Interest-bearing demand deposits	176,960	40,653	232,022	74,102	523,737
Savings deposits	5,979	18,192	103,764	147,211	275,146
Time certificates	186,800	192,790	111,179	2,490	493,259
Federal Home Loan Bank advances	1,195	3,655	40,963	28,195	74,008
Other borrowed funds	1,160				1,160
Securities sold under agreements to repurchase	84,928				84,928
Total interest-bearing liabilities	457,022	255,290	487,928	251,998	1,452,238
Periodic Gap	$122,982	$ (5,811)	$334,412	$(128,458)	$ 323,125
Cumulative Gap	$122,982	$117,171	$451,583	$ 323,125	
Cumulative Gap Ratio	6.37%	6.07%	23.41%	16.75%	

Impact of Inflation and Changing Prices

The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

FINANCIAL CONDITION

The Company's assets decreased by $73.1 million, or 3.7% from $2.00 billion at December 31, 2000 to $1.93 billion at December 31, 2001. The decrease reflects the Company's continuing strategy of repositioning and controlling the growth of the balance sheet to enhance its overall liquidity, interest rate risk profile and capital position. The Company reduced its investment securities by $118.7 million, increased its net loans receivable by $57.5 million, increased deposits by $161.5 million, or 11.4% and decreased borrowings by $247.2 million, or 60.7%. Total capital increased by $12.4 million, or 10.5% from $117.6 million at December 31, 2000 to $130.0 million at December 31, 2001.

Loans. Net loans receivable increased $57.5 million, or 5.6%, from December 31, 2000 to December 31, 2001, due primarily to internally generated commercial loan, small business loan and second mortgage loan growth. Approximately $42.1 million of this increase was in commercial and small business loans, and $14.0 million was second mortgage loans. This increase in commercial and small business loans was a result of the efforts from the newly formed Small Business Banking Group and continued competitive pricing and servicing of all commercial loans. The increase in second mortgage loans resulted primarily from the lower interest rate environment. Installment loans increased $4.2 million and residential real estate loans increased $1.1 million.

The Company uses third-party loan correspondents to originate residential mortgages that are subsequently sold into the secondary market. These loans are originated using the Company's underwriting standards, rates and terms, and are approved according to the Company's lending policy prior to origination. Prior to closing, the Company generally has commitments to sell these loans with servicing released, at par and without recourse, in the secondary market. Secondary market sales are generally scheduled to close shortly after origination. Set forth below is selected data relating to the composition of the Company's loan portfolio by type of loan on the dates indicated.

ANALYSIS OF LOAN PORTFOLIO

At December 31,	2001		2000		1999		1998		1997	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Type of Loan:										
Commercial and industrial	**$ 911,145**	**83.66**	$ 869,088	84.24	$750,707	83.35	$548,646	79.53	$346,475	81.00
Home equity	**23,854**	**2.19**	24,613	2.38	26,619	2.96	31,068	4.50	20,725	4.84
Second mortgage	**49,047**	**4.50**	35,056	3.40	27,448	3.05	21,803	3.16	9,713	2.27
Residential real estate	**55,282**	**5.08**	54,140	5.25	52,986	5.88	48,119	6.98	29,454	6.89
Installment	**63,609**	**5.84**	59,433	5.76	51,633	5.73	47,359	6.87	25,588	5.98
Less: Loan loss allowance	**(13,782)**	**(1.27)**	(10,636)	(1.03)	(8,722)	(0.97)	(7,143)	(1.04)	(4,194)	(0.98)
Net loans	**$1,089,155**	**100.00**	$1,031,694	100.00	$900,671	100.00	$689,852	100.00	$427,761	100.00
Type of Security:										
Residential real estate:										
1-4 family	**$ 146,157**	**13.42**	$ 143,973	13.96	$118,837	13.20	$123,263	17.87	$ 83,169	19.44
Other	**108,437**	**9.96**	83,615	8.10	8,954	0.99	9,726	1.41	11,098	2.59
Commercial real estate	**599,027**	**55.00**	576,365	55.87	199,437	22.14	242,700	35.18	204,053	47.70
Commercial business loans	**199,103**	**18.28**	183,130	17.75	528,513	58.68	269,406	39.06	107,963	25.25
Consumer	**36,640**	**3.36**	40,879	3.96	38,817	4.31	40,362	5.85	22,240	5.20
Other	**13,573**	**1.25**	14,368	1.39	14,835	1.65	11,538	1.67	3,432	0.80
Less: Loan loss allowance	**(13,782)**	**(1.27)**	(10,636)	(1.03)	(8,722)	(0.97)	(7,143)	(1.04)	(4,194)	(0.98)
Net loans	**$1,089,155**	**100.00**	$1,031,694	100.00	$900,671	100.00	$689,852	100.00	$427,761	100.00

The following table sets forth the estimated maturity of the Company's loan portfolio at December 31, 2001. The table does not include prepayments or scheduled principal payments. Adjustable rate mortgage loans are shown as maturing based on contractual maturities.

	Due Within 1 year	Due after 1 through 5 years	Due after 5 years	Allowance for Loan Loss	Total
Commercial and industrial	$213,912	$401,938	$295,245	$(11,907)	$ 899,188
Home equity	13,157		10,697	(268)	23,586
Second mortgage	849	17,070	31,128	(422)	48,625
Residential real estate	10,157	1,226	43,899	(577)	54,705
Installment	16,608	15,228	31,823	(608)	63,051
	$254,683	$435,462	$412,792	$(13,782)	$1,089,155

The following table sets forth the dollar amount of all loans due after December 31, 2002 which have pre-determined interest rates and which have floating or adjustable interest rates.

	Fixed Rates	Floating or Adjustable Rates	Total
Commercial and industrial	$383,906	$310,868	$694,774
Home equity		10,697	10,697
Second mortgage	51,744		51,744
Residential real estate	37,561	6,555	44,116
Installment	43,625	209	43,834
	$516,836	$328,329	$845,165

Non-Performing and Problem Assets

During 2001, the Company focused on reinforcing its ongoing loan portfolio management, enhancing the credit review process to effectively address the current risk profile of the portfolio. This included the establishment of two Credit Officer positions and a formalized loan workout department.

Loan Delinquencies. The Company's collection procedures provide for a late charge assessment after a commercial loan is 10 days past due, or a residential mortgage loan is 15 days past due. The Company contacts the borrower by mail or telephone and payment is requested. If the delinquency continues, subsequent efforts are made to contact the borrower. If the loan continues to be delinquent for 90 days or more, the Company usually initiates foreclosure proceedings unless other repayment arrangements are made. Delinquent loans are reviewed on a case-by-case basis in accordance with the lending policy.

Interest accruals are generally discontinued when a loan becomes 90 days past due or when collection of principal or interest is considered doubtful. When interest accruals are discontinued, interest credited to income in the current year is reversed, and interest accrued in the prior year is charged to the allowance for loan losses. Generally, commercial loans are charged off no later than 120 days delinquent unless the loan is well secured and in the process of collection or other extenuating circumstances support collection. Residential real estate loans are typically charged off at 90 days delinquent. In all cases, loans must be placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

Non-Performing Assets. Total non-performing assets increased $5.0 million from $6.1 million at December 31, 2000 to $11.1 million at December 31, 2001. The ratio of non-performing assets to net loans increased to 1.02% at December 31, 2001 compared to .59% at December 31, 2000. The following table sets forth information regarding loans that are delinquent 90 days or more. Management of the Company believes that all loans accruing interest are adequately secured and in the process of collection. At the dates shown, the Company had no restructured loans within the definition of Statement of Financial Accounting Standards No. 15.

Non-Performing Assets

At December 31,	2001	2000	1999	1998	1997
Loans accounted for on a non-accrual basis:					
Commercial and industrial	$ 8,007	$2,933	$2,085	$ 979	$ 116
Home equity	201	65	8	241	466
Second mortgage	130	38	5	81	
Residential real estate	735	430	250	182	253
Installment	50	240	232	125	62
Total	$ 9,123	$3,706	$2,580	$1,608	$ 897
Accruing loans that are contractually past due 90 days or more:					
Commercial and industrial	$ 425	$ 114	$ 880	$ 202	$ 642
Home equity	42	36	339	252	168
Second mortgage	190	153	54	134	57
Residential real estate	295	540	303	230	335
Installment	146	332	226	68	111
Total	$ 1,098	$1,175	$1,802	$ 886	$1,313
Total non-accrual and 90-day past due loans	$10,221	$4,881	$4,382	$2,494	$2,210
Real estate owned	898	1,179	535	292	270
Total non-performing assets	$11,119	$6,060	$4,917	$2,786	$2,480
Total non-accrual and 90-day past due loans to net loans	0.93%	0.47%	0.49%	0.36%	0.52%
Total non-accrual and 90-day past due loans to total assets	0.53%	0.24%	0.22%	0.16%	0.20%
Total non-performing assets to net loans	1.02%	0.59%	0.55%	0.40%	0.58%
Total non-performing assets to total assets	0.58%	0.30%	0.25%	0.18%	0.23%
Total allowance for loan losses to total non-performing loans	134.84%	217.92%	199.05%	286.41%	189.77%

Interest income that would have been recorded on loans on non-accrual status, under the original terms of such loans, would have totaled $728,000 for the year ended December 31, 2001.

Foreclosed Real Estate. Real estate acquired by the Company as a result of foreclosure and bank properties and equipment that the Company is holding for sale is classified as real estate owned until such time as it is sold. When real estate is acquired or transferred, it is recorded at the lower of the unpaid principal balance of the related loan or its fair value less estimated disposal costs. Any subsequent write-down of real estate owned is charged to operations. At December 31, 2001, the Company had a net amount of $898,000 classified as real estate owned, including $609 million of bank properties and equipment that were no longer used in the Company's operations. During 2001, the Company recorded a subsequent write down of a bank property that was classified as real estate owned in the amount of $300,000. At December 31, 2000, the Company had a net amount of $1,179,000 classified as real estate owned, including $919 million of bank properties and equipment that were no longer used in the Company's operations.

Allowances for Losses on Loans and Real Estate Owned. Due to loan portfolio growth, portfolio maturation, the deterioration of several loans and the impact on the Company of the national and local economies during 2001, the Company's allowance for losses on loans increased to $13.8 million or 1.25% of loans at December 31, 2001 compared to $10.6 million or 1.02% of loans at December 31, 2000. Provision for loan losses was $8.1 million in 2001 compared to $2.5 million in 2000, and net charge-offs for 2001 were $4.9 million compared to $566,000 in 2000.

It is the policy of management to provide for losses on unidentified loans in its portfolio in addition to classified loans. A provision for loan losses is charged to operations based on management's evaluation of the estimated losses that have been incurred in the Company's loan portfolio. Management also periodically performs valuations of real estate owned and establishes allowances to reduce book values of the properties to their net realizable values when necessary.

The following table sets forth information with respect to the Company's allowance for losses on loans at the dates indicated:

At December 31,	2001	2000	1999	1998	1997
Allowance for losses on loans, beginning of year	$10,636	$ 8,722	$7,143	$4,194	$2,595
Charge-offs:					
Commercial	4,748	209	15	26	
Mortgage	4	8	210	203	37
Installment	665	384	311	68	65
Total charge-offs	5,417	601	536	297	102
Recoveries:					
Commercial	423			18	22
Mortgage		25	10		
Installment	45	10	16	15	14
Total recoveries	468	35	26	33	36
Net charge-offs	4,949	566	510	264	66
Allowance acquired with branch purchase				1,000	
Provision for loan losses	8,095	2,480	2,089	2,213	1,665
Allowance for losses on loans, end of year	$13,782	$10,636	$8,722	$7,143	$4,194
Net loans charged off as a percent of average loans outstanding	0.46%	0.06%	0.06%	0.05%	0.02%

The following table sets forth the allocation of the Company's allowance for loan losses by loan category and the percent of loans in each category to total loans receivable at the dates indicated. The portion of the loan loss allowance allocated to each loan category does not represent the total available for future losses that may occur within the loan category since the total loan loss allowance is a valuation reserve applicable to the entire loan portfolio.

At December 31,	2001		2000		1999		1998		1997	
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Balance at end of year applicable to:										
Commercial and industrial	$11,907	86.40%	$ 8,826	83.38%	$7,244	82.55%	$6,131	78.72%	$2,922	80.21%
Residential real estate	577	4.19	391	2.36	327	2.93	164	6.90	129	6.82
Home equity	268	1.94	343	5.19	254	5.83	382	4.46	752	4.80
Installment	1,030	7.47	1,076	9.07	897	8.69	466	9.92	391	8.17
Total allowance	$13,782	100.00%	$10,636	100.00%	$8,722	100.00%	$7,143	100.00%	$4,194	100.00%

Investment Securities. Most of the Company's investment portfolio is held at the Bank's wholly owned subsidiary, Med-Vine, Inc. ("Med-Vine"). Total investment securities, excluding restricted equity securities, decreased $101.0 million, or 13.5% from $748.6 million at December 31, 2000 to $647.6 million at December 31, 2001. Beginning in 2000 and continuing during 2001, the Company de-leveraged its balance sheet by reducing its investment portfolio and borrowings. This de-leveraging reduced the Company's interest rate risk and improved its capital and liquidity positions. During 2001, the Company reduced its investment portfolio by $777.0 million through sales, maturities, prepayments and calls, partially offset by the reinvestment of $658.2 million of investment securities. The Company used the proceeds from the security sales and redemption of the calls to continue to reduce borrowings, principally FHLB repurchase agreements. Securities sold under agreements to repurchase with the FHLB, which were fully paid down at December 31, 2001 and were $255.1 million at December 31, 2000, were used to match fund or partially match fund investment securities for an incremental net interest income spread in a structured transaction.

The Company's investment policy is established by senior management and approved by the Board of Directors. Med-Vine's investment policy is identical to that of the Company. It is based on asset and liability management goals and is designed to provide a portfolio of high quality investments that optimizes interest income within acceptable limits of safety and liquidity. The Company has classified its entire portfolio of debt investment securities as available for sale. As a result, these securities are carried at their estimated fair value based on quoted market prices.

The following table sets forth the carrying value of the Company's portfolio of investment securities available for sale at the dates indicated:

At December 31,	2001			2000			1999		
	Amortized Cost	Net Unrealized Gains (Losses)	Estimated Fair Value	Amortized Cost	Net Unrealized Gains (Losses)	Estimated Fair Value	Amortized Cost	Net Unrealized Gains (Losses)	Estimated Fair Value
U.S. Treasury obligations	$ 51,809	$580	$ 52,389	$ 69,406	$ 53	$ 69,459	$ 63,730	$ (1,200)	$ 62,530
Government agency and mortgage-backed securities	551,584	(481)	551,103	645,090	(15,738)	629,352	748,022	(35,727)	712,295
Municipal obligations	43,692	(881)	42,811	49,267	(467)	48,800	59,520	(4,764)	54,756
Other securities	1,255		1,255	948		948	5,096		5,096
Total	$648,340	$(782)	$647,558	$764,711	$(16,152)	$748,559	$876,368	$(41,691)	$834,677

The following table sets forth certain information regarding the carrying values, weighted average yields and maturities of the Company's portfolio of investment securities available for sale at December 31, 2001. All debt securities are classified as available for sale; therefore, the carrying value is the estimated fair value. Yields on tax-exempt obligations have been calculated on a tax-equivalent basis.

	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total	
	Carrying Value	Wtd. Avg. Yield	Carrying Value	Wtd. Avg. Yield	Carrying Value	Wtd. Avg. Yield	Carrying Value	Wtd. Avg. Yield	Carrying Value	Wtd. Avg. Yield
U.S. Treasury obligations	$ 34,889	1.83%	$ 12,267	5.40%	$ 5,233	5.11%			$ 52,289	2.99%
Government agency and mortgage-backed securities	166,177	2.52	279,702	4.79	50,116	4.56	$55,108	5.50%	551,103	4.16
Municipal obligations	5,804	3.22	2,791	4.22	3,464	4.81	30,752	4.97	42,811	4.67
Other securities	1,184	1.75	71	2.66					1,255	1.80
Total	$208,405	2.42%	$294,831	4.81%	$58,813	4.62%	$85,860	5.31%	$647,558	4.09%

Deposits. Consumer and commercial deposits are attracted principally from within the Company's primary market area through offering a wide compliment of deposit products that include checking, savings, money market, certificates of deposits and individual retirement accounts. The deposit strategy stresses the importance of building a relationship with each and every customer. To help facilitate these relationships, the Bank has implemented a relationship pricing strategy that has helped to dramatically increase core deposit growth. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. The relationship strategy has enabled the Bank to favorably increase the deposit mix with a higher concentration of core deposits. Management regularly meets to evaluate internal cost of funds, to analyze the competition, to review the Company's cash flow requirements for lending and liquidity and executes any appropriate pricing changes when necessary. The Company does not obtain funds through brokers, nor does it solicit funds outside the states of New Jersey, Delaware or Pennsylvania.

Deposits at December 31, 2001 totaled $1.57 billion, an increase of $161.5 million, or 11.4% over the December 31, 2000 balance of $1.41 billion. Demand deposits, including NOW accounts and money market accounts, increased $195.8 million, or 32.2%, at December 31, 2001, to $803.9 million, compared with December 31, 2000. Savings deposits increased $101.3 million to $275.1 million at December 31, 2001, from $173.8 million at December 31, 2000. Certificates of deposit under $100,000 decreased $71.9 million from December 31, 2000, to $363.2 million at December 31, 2001. Certificates of deposit of $100,000 or more decreased $63.8 million to $130.0 million at December 31, 2001. The increase in core deposits during 2001 was due to internal growth, which during the year included promotional rates on certain select money market accounts.

The following table sets forth average deposits by various types of demand and time deposits:

For the Years Ended December 31,	2001		2000		1999	
	Amount	Avg. Cost	Amount	Avg. Cost	Amount	Avg. Cost
Non-interest-bearing demand deposits	$ 265,510		$ 245,989		$ 221,316	
Interest-bearing demand deposits	431,196	2.88%	336,772	3.66%	229,353	2.63%
Savings deposits	214,849	2.76	154,091	2.22	143,522	1.86
Time deposits	593,351	5.72	643,972	5.79	509,136	5.07
Total	$1,504,906	3.47%	$1,380,824	3.84%	$1,103,327	3.13%

The following table indicates the amount of certificates of deposit of $100,000 or more by remaining maturity at December 31, 2001.

Three months or less	$ 71,746
Over three through six months	17,856
Over six through twelve months	23,845
Over twelve months	16,613
Total	$130,060

Borrowings. Borrowed funds decreased $247.2 million in 2001, to $160.1 million at December 31, 2001, from $407.3 million at December 31, 2000. The decrease was a result of a decrease of $255.1 million in securities sold under agreements to repurchase with the FHLB, a decrease of $16.9 million in securities sold under agreements to repurchase with customers, partially offset by an increase of $24.9 million advances from the FHLB. The Company also had other borrowings of $1.2 million.

For the years ended December 31, 2001 and 2000, the maximum month-end amount of advances borrowed from the FHLB was $30.0 million and $119.2 million, respectively. The Company sold U.S. Treasury securities to customers under agreements to repurchase them, at par, on the next business day. For the years ended December 31, 2001 and 2000, the maximum month-end amount of securities sold under agreements to repurchase with customers was $93.5 million and $110.5 million, respectively. The Company purchased federal funds from correspondent banks, on an overnight basis. For the years ended December 31, 2001 and 2000, the maximum month-end amount of federal funds purchased from correspondents was $0 and $23.3 million, respectively. The Company engaged in structured transactions, including FHLB repurchase agreements used to match fund investment securities in an effort to offset the interest expense incurred in connection with the issuance of the trust preferred securities. For the years ended December 31, 2001 and 2000, the maximum month-end amount of securities sold under agreements to repurchase with the FHLB was $253.4 million and $350.7 million, respectively.

The following table sets forth certain information regarding FHLB advances, interest rates, approximate average amounts outstanding and their approximate weighted average rates at the dates indicated.

December 31,	2001	2000	1999
FHLB convertible rate advances outstanding at end of year	$ 45,000	$ 45,000	
Interest rate	6.76%	6.76%	
Approximate average amount outstanding	$ 45,000	$ 41,138	
Approximate weighted average rate	6.76%	6.85%	
FHLB amortizing advances outstanding at end of year	$ 29,008	$ 4,133	$ 4,263
Interest rate	4.19%	5.68%	5.68%
Approximate average amount outstanding	$ 7,285	$ 4,192	$ 4,325
Approximate weighted average rate	4.88%	5.68%	5.68%
FHLB repurchase agreements outstanding at end of year		$255,145	$350,662
Interest rate		6.45%	5.93%
Approximate average amount outstanding	$129,097	$332,981	$304,051
Approximate weighted average rate	5.00%	6.43%	5.21%
FHLB OLOC advances outstanding at end of year			$115,478
Interest rate			5.10%
Approximate average amount outstanding	$ 504	$ 27,759	$ 33,512
Approximate weighted average rate	2.29%	6.67%	5.32%

The following table sets forth certain information regarding securities sold under agreements to repurchase with customers, interest rates, approximate average amounts outstanding and their approximate weighted average rates at the dates indicated.

December 31,	2001	2000	1999
Securities sold under agreements to repurchase with customers outstanding at end of year	$84,928	$101,841	$57,189
Interest rate	0.59%	5.68%	4.26%
Approximate average amount outstanding	$82,318	$ 79,310	$56,730
Approximate weighted average rate	2.96%	5.55%	4.36%

Deposits are the primary source of funds for the Company's lending activities, investment activities and general business purposes. Should the need arise, the Company has the ability to access lines of credit from various sources including the Federal Reserve Bank, the FHLB and various other correspondent banks. In addition, on an overnight basis, the Company has the ability to sell securities under agreements to repurchase.

Guaranteed Preferred Beneficial Interest in Company's Subordinated Debt

In 1997, the Company's subsidiary, Sun Capital Trust ("Sun Trust I") issued $28.75 million of 9.85% Preferred Securities ("Sun Trust I Preferred Securities") with a stated value and liquidation preference of $25 per share. The proceeds from the sale of Sun Trust I Preferred Securities were utilized by Sun Trust I to invest in $28.75 million of 9.85% Junior Subordinated Debentures (the "Sun Trust I Debentures") of the Company, due March 2027.

In 1998, the Company's subsidiary, Sun Capital Trust II ("Sun Trust II") issued $29.9 million of 8.875% Preferred Securities ("Sun Trust II Preferred Securities") with a stated value and liquidation preference of $10 per share. The proceeds from the sale of Sun Trust II Preferred Securities were utilized by Sun Trust II to invest in $29.9 million of 8.875% Junior Subordinated Debentures (the "Sun Trust II Debentures") of the Company, due December 2028.

During 2000, the Company repurchased 11,300 shares of Sun Trust I preferred securities and 22,800 shares of Sun Trust II preferred securities for approximately $511,000. During 1999, the Company repurchased 17,100 shares of Sun Trust I preferred securities and 38,500 shares of Sun Trust II preferred securities for approximately $812,000.

During February 2002, the Company notified the holders of Sun Trust I Preferred Securities of its intention to call Sun Trust I Preferred Securities on April 1, 2002. The Company will recognize an extraordinary loss from the extinguishment of debt from the remaining debt issuance cost and miscellaneous cost of the call in the amount of $800,000, net of the tax effect of $400,000 (approximately $0.07 per diluted share). The Company intends to fund this call with the net proceeds to be received in late March 2002 or early April 2002 from the issuance of $20 million of Floating Rate Junior Subordinated Debentures ("Sun Trust III Debentures") of the Company, a $3 million dividend from the Bank and the issuance of an additional $5 million Floating Rate Junior Subordinated Debentures in the second quarter 2002.

In March 2002, the Company formed a subsidiary, Sun Capital Trust III ("SunTrust III"), which anticipates that in late March 2002 or early April 2002 it will issue $20.0 million of Pooled Floating Rate Capital Securities ("Sun Trust III Capital Securities") with a stated value and liquidation preference of $1,000 per share. The variable annual rate of interest is scheduled to reset semi-annually and is anticipated to equal to LIBOR plus 3.50% (the "Coupon Rate"), provided that the applicable Coupon Rate may not exceed an anticipated 11.000% through five years from its issuance. The proceeds from the sale of Sun Trust III Capital Securities will be utilized by Sun Trust III to invest in Sun Trust III Debentures, due March or April 2032.

For more information regarding guaranteed preferred beneficial interest in Company's subordinated debt, refer to Note 24 of the Notes to Consolidated Financial Statements contained herein.

Critical Accounting Policies

In management's opinion, the most critical accounting policy impacting the Company's consolidated financial statements is the evaluation of the allowance for loan losses. Management carefully monitors the credit quality of the loan portfolio and makes estimates about the amount of credit losses that have been incurred at each financial statement date. Management evaluates the fair value of collateral supporting the impaired loans using independent appraisals and other measures of fair value. This process involves subjective judgments and assumptions and is subject to change based on factors that may be outside the control of the Company.

Forward-Looking Statements

The Company may from time to time make written or oral "forward-looking statements" including statements contained in this annual report and in other communications by the Company which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, such as statements of the Company's plans, objectives, expectations, estimates and intentions, involve risks and uncertainties and are subject to various important factors, some of which are beyond the Company's control, including interest rate fluctuations, changes in financial services' laws and regulations and competition, and which could cause the Company's actual results to differ materially from the forward-looking statements. The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

Independent Auditors' Report

To the Board of Directors and Shareholders of
Sun Bancorp, Inc.
Vineland, New Jersey

We have audited the accompanying consolidated statements of financial condition of Sun Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sun Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Philadelphia, Pennsylvania

February 1, 2002 (March 21, 2002 as to Note 24)

Sun Bancorp, Inc. and Subsidiaries
Consolidated Statements of Financial Condition

December 31, 2001 and 2000

(Dollars in thousands, except share amounts)	2001	2000
ASSETS		
Cash and due from banks	$ 67,557	$ 66,417
Federal funds sold	11,525	3,200
Cash and cash equivalents	79,082	69,617
Investment securities available for sale (amortized cost—$648,340; 2001 and $764,711; 2000)	647,558	748,559
Loans receivable (net of allowance for loan losses—$13,782; 2001 and $10,636; 2000)	1,089,155	1,031,694
Restricted equity investments	12,561	30,245
Bank properties and equipment, net	28,180	29,124
Real estate owned, net	898	1,179
Accrued interest receivable	11,089	16,614
Excess of cost over fair value of assets acquired, net	43,637	52,839
Deferred taxes	8,154	10,635
Other assets	9,111	12,023
TOTAL	$1,929,425	$2,002,529
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Deposits	$1,572,338	$1,410,867
Advances from the Federal Home Loan Bank (FHLB)	74,008	49,133
Loan payable	1,160	1,160
Securities sold under agreements to repurchase—FHLB		255,145
Securities sold under agreements to repurchase—customers	84,928	101,841
Other liabilities	9,704	9,422
Total liabilities	1,742,138	1,827,568
Guaranteed preferred beneficial interest in Company's subordinated debt	57,327	57,327
COMMITMENTS AND CONTINGENT LIABILITIES (Notes 5 and 18)		
SHAREHOLDERS' EQUITY		
Preferred stock, none issued		
Common stock, $1 par value, 25,000,000 shares authorized, issued and outstanding: 10,553,942 in 2001 and 10,086,537 in 2000	10,554	10,087
Surplus	108,058	105,841
Retained earnings	11,864	15,839
Accumulated other comprehensive loss	(516)	(10,661)
Treasury stock at cost, 306,343 shares in 2000		(3,472)
Total shareholders' equity	129,960	117,634
TOTAL	$1,929,425	$2,002,529

See notes to consolidated financial statements

Sun Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income

Years Ended December 31, 2001, 2000 and 1999

(Dollars in thousands, except share amounts)	2001	2000	1999
INTEREST INCOME:			
Interest and fees on loans	$ 86,600	$ 88,353	$ 67,611
Interest on taxable investment securities	35,523	55,672	41,670
Interest on non-taxable investment securities	1,946	2,704	2,463
Dividends on restricted equity investments	1,288	3,332	2,217
Interest on federal funds sold	1,468	595	293
Total interest income	126,825	150,656	114,254
INTEREST EXPENSE:			
Interest on deposits	52,258	53,049	34,487
Interest on short-term funds borrowed	12,371	30,922	21,043
Interest on guaranteed preferred beneficial interest in Company's subordinated debt	5,438	5,437	5,550
Total interest expense	70,067	89,408	61,080
Net interest income	56,758	61,248	53,174
PROVISION FOR LOAN LOSSES	8,095	2,480	2,089
Net interest income after provision for loan losses	48,663	58,768	51,085
OTHER INCOME:			
Service charges on deposit accounts	6,923	5,175	4,601
Other service charges	389	392	119
Gain on sale of bank properties and equipment	33	9	148
Gain on sale of loans held for sale		24	17
Gain (loss) on sale of investment securities	396	(311)	79
Income from mortgage banking operations	34	280	2,695
Other	2,741	2,614	2,092
Total other income	10,516	8,183	9,751
OTHER EXPENSES:			
Salaries and employee benefits	24,229	23,049	20,326
Occupancy expense	7,306	6,660	5,409
Equipment expense	5,009	5,016	4,093
Data processing expense	3,147	3,223	3,175
Amortization of excess of cost over fair value of assets acquired	7,820	7,879	6,402
Other	10,184	8,720	7,450
Total other expenses	57,695	54,547	46,855
INCOME BEFORE INCOME TAXES	1,484	12,404	13,981
INCOME TAXES	156	3,624	4,267
NET INCOME	$ 1,328	$ 8,780	$ 9,714
Basic earnings per share	$ 0.13	$ 0.86	$ 1.03
Diluted earnings per share	$ 0.13	$ 0.85	$ 0.96
Weighted average shares—basic	10,364,618	10,193,360	9,414,037
Weighted average shares—diluted	10,546,979	10,385,414	10,127,813

See notes to consolidated financial statements

Sun Bancorp, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity

Years Ended December 31, 2001, 2000 and 1999

(In thousands)	Common Stock	Surplus	Retained Earnings	Accumulated Other Compre-hensive Loss	Treasury Stock	Total
BALANCE, JANUARY 1, 1999	$ 7,165	$ 61,710	$10,243	$ (504)	$ (281)	$ 78,333
Comprehensive loss:						
Net income			9,714			
Net change in unrealized loss on securities available for sale, net of taxes of $(13,915)				(27,012)		
Comprehensive loss						(17,298)
Exercise of stock options	4	18				22
Issuance of common stock	2,549	37,612	36			40,197
Stock dividends	362	6,461	(6,823)			
Cash paid for fractional interest resulting from stock dividends		(3)				(3)
Purchase of treasury stock					(10,147)	(10,147)
BALANCE, DECEMBER 31, 1999	10,080	105,798	13,170	(27,516)	(10,428)	91,104
Comprehensive income:						
Net income			8,780			
Net change in unrealized loss on securities available for sale, net of taxes of $8,683				16,855		
Comprehensive income						25,635
Exercise of stock options			270		628	898
Issuance of common stock	7	43	(1,176)		1,140	14
Stock dividends			(5,188)		5,188	
Cash paid for fractional interest resulting from stock dividends			(17)			(17)
BALANCE, DECEMBER 31, 2000	10,087	105,841	15,839	(10,661)	(3,472)	117,634
Comprehensive income:						
Net income			1,328			
Net change in unrealized loss on securities available for sale, net of taxes of $5,224				10,145		
Comprehensive income						11,473
Exercise of stock options	234	207	(96)		325	670
Issuance of common stock	7	70	(40)		150	187
Stock dividends	226	1,944	(5,167)		2,997	
Cash paid for fractional interest resulting from stock dividend		(4)				(4)
BALANCE, DECEMBER 31, 2001	$10,554	$108,058	$11,864	$ (516)	$ 0	$129,960

See notes to consolidated financial statements

Sun Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

Years Ended December 31, 2001, 2000 and 1999

(In thousands)	2001	2000	1999
OPERATING ACTIVITIES:			
Net income	$ 1,328	$ 8,780	$ 9,714
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	8,095	2,480	2,089
Provision for losses on real estate owned	73	56	23
Depreciation and amortization	2,463	2,284	1,863
Net accretion of investment securities	(2,098)	(243)	(638)
Amortization of excess of cost over fair value of assets acquired	7,820	7,879	6,402
Gain on sale of loans		(24)	(17)
Proceeds from sale of loans held for sale		925	1,074
(Gain) loss on sale of investment securities available for sale	(396)	311	(79)
Gain on sale of bank properties and equipment	(33)	(9)	(148)
Write down of book value of bank properties and equipment		369	
Write down of book value of excess of cost over fair value of assets acquired	100		
Deferred income taxes	(2,743)	(1,550)	(1,468)
Change in assets and liabilities which provided (used) cash:			
Accrued interest receivable	5,525	(1,637)	(4,477)
Other assets	2,912	(6,574)	(1,317)
Other liabilities	282	3,281	(9,218)
Net cash provided by operating activities	23,328	16,328	3,803
INVESTING ACTIVITIES:			
Purchases of investment securities available for sale	(658,167)	(105,286)	(394,763)
Redemption (purchases) of restricted equity securities	17,684	14,551	(16,458)
Proceeds from maturities, prepayments or calls of investment securities available for sale	660,659	140,911	135,217
Proceeds from sale of investment securities available for sale	116,372	75,963	6,080
Net increase in loans	(65,583)	(134,633)	(214,468)
Increase in loans resulting from branch acquisitions	(364)		(71)
Purchase of bank properties and equipment	(1,810)	(1,596)	(3,637)
Increase in bank properties and equipment resulting from branch acquisitions	(63)		(4,962)
Decrease in bank properties and equipment resulting from branch sale	354		
Proceeds from sale of bank properties and equipment	33	754	1,045
Excess of cost over fair value of branch assets acquired			(24,230)
Reduction of excess of cost over fair value of branch assets acquired resulting from branch sale	1,282		
Purchase price adjustment of branch assets acquired			71
Proceeds from sale of real estate owned	599	448	308
Net cash provided by (used in) investing activities	70,996	(8,888)	(515,868)
FINANCING ACTIVITIES:			
Net increase in deposits	175,815	119,541	19,263
Increase in deposits resulting from branch acquisitions			246,666
Decrease in deposits resulting from branch sale	(14,344)		
Net (repayments) borrowings under line of credit and repurchase agreements	(247,183)	(127,173)	196,788
Proceeds from exercise of stock options	670	898	22
Payments for fractional interests resulting from stock dividend	(4)	(17)	(3)
Repurchase of guaranteed preferred beneficial interest in Company's subordinated debt		(511)	(812)
Proceeds from issuance of common stock	187	14	40,197
Treasury stock purchased			(10,147)
Net cash (used in) provided by financing activities	(84,859)	(7,248)	491,974
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,465	192	(20,091)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	69,617	69,425	89,516
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 79,082	$ 69,617	$ 69,425
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid	$ 72,434	$ 87,615	$ 61,212
Income taxes paid	$ 4,139	$ 5,609	$ 5,724
SUPPLEMENTAL DISCLOSURE OF NON-CASH ITEMS:			
Transfer of loans and bank properties and equipment to real estate owned	$ 391	$ 1,148	$ 574

See notes to consolidated financial statements

(All dollar amounts presented in the tables, except per share amounts, are in thousands)

1. NATURE OF OPERATIONS

Sun Bancorp, Inc. (the "Company") is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sun Capital Trust ("SunTrust I"), Sun Capital Trust II ("SunTrust II"), Sun Capital Trust III ("SunTrust III"), Sun National Bank (the "Bank") and the Bank's wholly owned subsidiaries, Med-Vine, Inc., Sun Financial Services, L.L.C. and 2020 Properties, L.L.C. All significant intercompany balances and transactions have been eliminated. (See also Note 3.)

The Company and the Bank have their administrative offices in Vineland, New Jersey. At December 31, 2001, the Company had 71 financial service centers located throughout central and southern New Jersey, New Castle County, Delaware and in Philadelphia, Pennsylvania. The Company's principal business is to serve as a holding company for the Bank. The Company's outstanding common stock is traded on the Nasdaq National Market under the symbol "SNBC." The Company is subject to reporting requirements of the Securities and Exchange Commission. SunTrust I and Sun Trust II are Delaware business trusts which hold the Junior Subordinated Debentures issued by the Company. SunTrust III is Delaware business trusts that anticipates holding the Junior Subordinated Debentures to be issued by the Company in late March 2002 or early April 2002. The Bank is in the business of attracting customer deposits through their financial service centers and investing these funds, together with borrowed funds and cash from operations, in loans, primarily commercial real estate and non-real estate loans, as well as mortgage-backed and investment securities. The Bank's primary regulatory agency is the Office of the Comptroller of the Currency (the "OCC"). Med-Vine, Inc. is a Delaware holding company that holds the majority of the Bank's investment portfolio. The principal business of Med-Vine, Inc. is investing. The principal business of Sun Financial Services, L.L.C. is to provide annuities and insurance products in the Bank's branches through a contract with a third-party licensed insurance agent. The principal business of 2020 Properties, L.L.C. is to acquire certain loans, judgments, real estate and other assets in satisfaction of debts previously contracted by the Bank.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The significant estimates include the allowance for loan losses, real estate owned and excess of cost over fair value of net assets acquired. Actual results could differ from those estimates.

Investment Securities—The Company accounts for debt securities as follows:

Held to Maturity—Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security. The Company had no investment securities classified as held to maturity at December 31, 2001 or 2000.

Available for Sale—Debt securities that will be held for indefinite periods of time, including securities that may be sold in response to changes to market interest or prepayment rates, needs for liquidity, and changes in the availability of and the yield of alternative investments, are classified as available for sale. These assets are carried at fair value. Fair value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and are reported net of tax as other comprehensive income or loss until realized. Realized gains and losses on the sale of investment securities are reported in the consolidated statement of income and determined using the adjusted cost of the specific security sold.

Loans Purchased—The discounts and premiums resulting from the purchase of loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Loans Held for Sale—Included in loans receivable is approximately $1,621,000 and $741,000 of loans held for sale at December 31, 2001 and 2000, respectively. These loans were carried at the lower of cost or fair value, on an aggregate basis.

Deferred Loan Fees—Loan fees net of certain direct loan origination costs are deferred and the balance is amortized to income as a yield adjustment over the life of the loan using the interest method.

Interest Income on Loans—Interest on commercial, real estate and installment loans is credited to operations based upon the principal amount outstanding. Interest accruals are generally discontinued when a loan becomes 90 days past due or when principal or interest is considered doubtful of collection. When interest accruals are discontinued, interest credited to income in the current year is reversed and interest accrued in the prior year is charged to the allowance for loan losses.

Allowance for Loan Losses—The allowance for loan losses is determined by management based upon past experience, evaluation of estimated loss and impairment in the loan portfolio, current economic conditions and other pertinent factors. The allowance for loan losses is maintained at a level that management considers adequate to provide for estimated losses and impairment based upon an evaluation of known and inherent risk in the loan portfolio. Loan impairment is evaluated based on the fair value of collateral or estimated net realizable value. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations.

In July 2001, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 102, *Selected Loan Loss Allowance Methodology and Documentation Issues*. SAB No. 102 expresses the SEC staff's views on the development, documentation and application of a systematic methodology for determining the allowance for loan losses in accordance with accounting principles generally accepted in the United States of America. In addition, in July 2001, the federal banking agencies issued guidance on this topic through the Federal Financial Institutions Examination Council interagency guidance, *Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions*. In management's opinion, the Bank's methodology and documentation of the allowance for loan losses meets the guidance issued.

Restricted Equity Securities—Equity securities of bankers' banks are classified as restricted equity securities because ownership is restricted and there is not an established market for their resale. These securities are carried at cost and are periodically evaluated for impairment.

Bank Properties and Equipment—Bank properties and equipment are stated at cost, less allowances for depreciation. The provision for depreciation is computed by the straight-line method based on the estimated useful lives of the assets. For leasehold improvements, depreciation is computed by the straight-line method based on the estimated useful lives of the assets or the term of the lease, whichever is shorter.

Real Estate Owned—Real estate owned is comprised of property acquired through foreclosure and bank property and equipment that is not in use. It is carried at the lower of the related loan balance or fair value of the property based on an appraisal less estimated cost to dispose. Losses arising from foreclosure transactions are charged against the allowance for loan losses. Gains or losses subsequent to foreclosure are included in operations.

Excess of Cost Over Fair Value of Assets Acquired—The excess of cost over fair value of assets acquired is net of accumulated amortization of $27,769,000 and $21,733,000 at December 31, 2001 and 2000, respectively. It is amortized by the straight-line method over 15 years for bank acquisitions and over 7 to 15 years for branch acquisitions.

Long-Lived Assets—Management evaluates the carrying amount of long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. Measurement of an impaired loss for long-lived assets and intangibles would be based on the fair value of the asset. For the years ended December 31, 2001 and 2000, the Company recognized a $100,000 and a $369,000 impairment loss, respectively, based on this evaluation.

Income Taxes—Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Treasury Stock—Stock held in treasury by the Company is accounted for using the cost method which treats stock held in treasury as a reduction to total shareholders' equity.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from banks and federal funds sold.

Earnings Per Share—Basic earnings per share is computed by dividing income available to shareholders (net income), by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding increased by the number of common shares that are assumed to have been purchased with the proceeds from the exercise of the options (treasury stock method). These purchases were assumed to have been made at the average market price of the common stock, which is based on the average price received on common shares sold. Retroactive recognition has been given to market values, common stock outstanding and potential common shares for periods prior to the date of the Company's stock dividends.

Stock Dividend—On May 17, 2001, June 2, 2000 and May 20, 1999, the Company's Board of Directors declared special 5% stock dividends, which were paid on June 13, 2001, June 21, 2000 and June 21, 1999, respectively, to shareholders of record on May 31, 2001, June 7, 2000 and June 7, 1999, respectively. Accordingly, per share information for the years ended December 31, 2000 and 1999 have been restated to reflect the increased number of shares outstanding. The 2000 stock dividend and a portion of the 2001 stock dividend were paid by reissuing treasury stock.

Other Comprehensive Income—The Company classifies items of other comprehensive income by their nature and displays the accumulated balance of other comprehensive income separately from retained earnings and surplus in the equity section of a statement of financial position. Amounts categorized as other comprehensive income represent net unrealized gains or losses on investment securities available for sale, net of income taxes. Reclassifications are made to avoid double counting in comprehensive income items which are displayed as part of net income for the period. These reclassifications are as follows:

Disclosure of reclassification amounts, net of taxes, for the years ended,	**2001**	2000	1999
Net appreciation (depreciation) on securities available for sale arising during the year	**$10,406**	$15,841	$(27,064)
Less: Reclassification adjustment for net gains (losses) included in net income	**261**	(1,014)	52
Net change in unrealized loss on securities available for sale	**$10,145**	$16,855	$(27,012)

Accounting for Stock Options—The Company accounts for stock-based compensation using the intrinsic value method that recognizes as expense the difference between the market value of the stock and the exercise price at grant date. The Company has not recognized any compensation expense under this method. The Company discloses the pro forma effects of accounting for stock-based compensation using the fair value method as described in Statement of Financial Accounting Standards (SFAS) No. 123.

Recent Accounting Principles—In March 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation* ("FIN 44"), was issued. FIN 44 clarifies the application of the Accounting Principles Board ("APB") No. 25 for certain issues. The Company adopted the provisions of FIN 44 in 2001. The adoption of the interpretation did not have a material effect on the consolidated financial statements. Since the issuance of FIN 44, the FASB staff has received a number of questions related to accounting for stock compensation under APB No. 25 and FIN 44. The Emerging Issues Task Force ("EITF") in EITF 00-23 has reached consensuses on a number of questions, although some issues and questions are still being considered.The Company monitors the status ofEITF 00-23.

In September 2000, SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, was issued. This statement revises standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of the provisions of SFAS No. 125 without reconsideration. The statement was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and was effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of SFAS No. 140 had no significant impact on the financial position, results of operations, or cash flows of the Company.

SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, is effective for all fiscal years beginning after June 15, 2001. SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 had no impact on the financial position, results of operations, or cash flows of the Company.

In June 2001, the FASB issued two new pronouncements: SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 is effective as follows: a) use of the pooling-of-interest method is prohibited for business combinations initiated after June 30, 2001; and b) the provisions of SFAS No. 141 also apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 to goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. As adopted, SFAS No. 142 excluded from its scope the unidentifiable intangible assets recognized in bank and thrift acquisitions in accordance with SFAS No. 72, *Accounting for Certain Acquisitions of Banking and Thrift Institutions*. The FASB has decided to undertake a limited-scope project to reconsider part of the guidance in SFAS No. 72, including treatment of identified core deposit intangibles and unidentifiable intangible assets. Issuance of a final Statement on this limited-scope project is expected in the fourth quarter 2002. The adoption of SFAS Nos. 141 and 142 had no impact on the financial position, results of operations, or cash flows of the Company.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and the accounting and reporting provisions of APB No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. This statement is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 had no impact on the financial position, results of operations, or cash flows of the Company.

Reclassifications—Certain reclassifications have been made in the 2000 and 1999 consolidated financial statements to conform to those classifications used in 2001.

3. ACQUISITIONS

In November 2001, the Company completed its reorganization from a multi-bank holding company to a single bank holding company with the merger of Sun National Bank, Delaware into the Bank. Sun National Bank, Delaware was merged into Delaware City Bank, a building and loan association located in Delaware City, Delaware. The Company acquired all of the outstanding shares of Delaware City Bank for approximately $500,000, and immediately thereafter Delaware City Bank was merged into the Bank. The transaction had no material impact on the financial position, results of operations, or cash flows of the Company and was accounted for as a purchase.

On September 9, 1999, the Bank purchased 14 New Jersey branch offices from First Union National Bank. The Bank acquired approximately $230,000,000 of deposit liabilities, approximately $4,700,000 in real estate, equipment and other assets, $51,000 in loans and approximately $2,633,000 in branch cash. The Bank paid a premium of approximately $23,700,000, which is being amortized over 12 years.

On January 15, 1999, the Bank purchased two branch offices from Summit Bank, Hackensack, N.J. The Bank acquired approximately $15,845,000 of deposit liabilities, $177,000 in real estate and equipment, $20,000 in loans and $229,000 in cash. The Bank paid a premium of $660,000, which is being amortized over 7 years.

4. INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized costs of investment securities available for sale and the approximate fair values were as follows:

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury obligations	$ 51,809	$ 604	$ (24)	$ 52,389
U.S. Government agencies and mortgage-backed securities	551,584	2,135	(2,616)	551,103
State and municipal obligations	43,692	140	(1,021)	42,811
Other	1,255			1,255
Total	$648,340	$2,879	$(3,661)	$647,558

December 31, 2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury obligations	$ 69,406	$133	$ (80)	$ 69,459
U.S. Government agencies and mortgage-backed securities	645,090	62	(15,800)	629,352
State and municipal obligations	49,267	188	(655)	48,800
Other	948			948
Total	$764,711	$383	$(16,535)	$748,559

During 2001, the Company sold $115,976,000 of securities available for sale resulting in a gross gain and gross loss of $472,000 and $76,000, respectively. During 2000, the Company sold $75,274,000 of securities available for sale resulting in a gross gain and gross loss of $7,000 and $318,000, respectively. During 1999, the Company sold $6,001,000 of securities available for sale resulting in a gross gain of $79,000.

The maturity schedule of the investment in debt securities available for sale is as follows:

December 31, 2001	Amortized Cost	Estimated Fair Value
Due in one year or less	$121,566	$121,734
Due after one year through five years	98,199	98,629
Due after five years through ten years	27,349	27,442
Due after ten years	82,519	80,906
	329,633	328,711
Mortgage-backed securities	318,707	318,847
Total	$648,340	$647,558

At December 31, 2001, $111,256,000 of U.S. Treasury Notes and U.S. Government Agency securities was pledged to secure public deposits.

5. LOANS

The components of loans were as follows:

December 31,	2001	2000
Commercial and industrial	$ 911,145	$ 869,088
Home equity	23,854	24,613
Second mortgages	49,047	35,056
Residential real estate	55,282	54,140
Installment	63,609	59,433
Total gross loans	1,102,937	1,042,330
Allowance for loan losses	(13,782)	(10,636)
Net loans	$1,089,155	$1,031,694
Non-accrual loans	$ 9,123	$ 3,706

There were no irrevocable commitments to lend additional funds on non-accrual loans at December 31, 2001. The reduction in interest income resulting from non-accrual loans was $728,000, $352,000 and $346,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Interest income recognized on these loans for the years ended December 31, 2001, 2000 and 1999 was $589,000, $192,000 and $165,000, respectively.

Certain officers, directors and their associates (related parties) have loans and conduct other transactions with the Company. Such transactions are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for other non-related party transactions. The aggregate dollar amount of these loans to related parties as of December 31, 2001 and 2000, along with an analysis of the activity for the years ended December 31, 2001 and 2000, is summarized as follows:

For the Years Ended December 31,	2001	2000
Balance, beginning of year	$26,571	$30,750
Additions	10,004	4,696
Repayments	(9,531)	(8,875)
Balance, end of year	$27,044	$26,571

Under approved lending decisions, the Company had commitments to lend additional funds totaling approximately $202,044,000 and $253,371,000 at December 31, 2001 and 2000, respectively. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on an individual basis. The type and amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

Most of the Company's business activity is with customers located within its local market area. Generally, commercial real estate, residential real estate and other assets secure loans. The ultimate repayment of loans is dependent, to a certain degree, on the local economy and real estate market.

6. ALLOWANCE FOR LOAN LOSSES

An analysis of the change in the allowance for loan losses is as follows:

For the Years Ended December 31,	2001	2000	1999
Balance, beginning of year	$10,636	$ 8,722	$7,143
Charge-offs	(5,416)	(601)	(536)
Recoveries	467	35	26
Net charge-offs	(4,949)	(566)	(510)
Provision for loan losses	8,095	2,480	2,089
Balance, end of year	$13,782	$10,636	$8,722

The provision for loan losses charged to expense is based upon past loan and loss experience and an evaluation of estimated losses in the current loan portfolio, including the evaluation of impaired loans under SFAS Nos. 114 and 118 issued by the FASB. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan.

An insignificant delay or insignificant shortfall in amount of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant.

Impairment losses are included in the provision for loan losses. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include consumer loans and residential real estate loans, and are not included in the data that follow:

December 31,	2001	2000
Impaired loans with related reserve for loan losses calculated under SFAS No. 114	$1,643	$ 808
Impaired loans with no related reserve for loan losses calculated under SFAS No. 114	6,101	2,358
Total impaired loans	$7,744	$3,166

For the Years Ended December 31,	2001	2000	1999
Average impaired loans	$6,787	$2,389	$2,268
Interest income recognized on impaired loans	$ 558	$ 101	$ 93
Cash basis interest income recognized on impaired loans	$ 651	$ 107	$ 93

Interest payments on impaired loans are typically applied to principal unless the ability to collect the principal amount is fully assured, in which case interest is recognized on the cash basis.

Commercial loans and commercial real estate loans are placed on non-accrual at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Generally, commercial loans are charged off no later than 120 days delinquent unless the loan is well secured and in the process of collection, or other extenuating circumstances support collection. Residential real estate loans are typically placed on non-accrual at the time the loan is 90 days delinquent. Other consumer loans are typically charged off at 90 days delinquent. In all cases, loans must be placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

7. RESTRICTED EQUITY INVESTMENTS

The cost of restricted equity investments was as follows:

December 31,	2001	2000
Federal Reserve Bank stock	$ 3,344	$ 4,130
Federal Home Loan Bank stock	9,134	26,032
Atlantic Central Bankers Bank stock	83	83
Total	$12,561	$30,245

8. BANK PROPERTIES AND EQUIPMENT

Bank properties and equipment consist of the following major classifications:

December 31,	2001	2000
Land	$ 6,578	$ 6,576
Buildings	15,601	15,616
Leasehold improvements and equipment	15,356	13,952
	37,535	36,144
Accumulated depreciation and amortization	(9,355)	(7,020)
Total	$28,180	$29,124

9. REAL ESTATE OWNED

Real estate owned consisted of the following:

December 31,	2001	2000
Commercial properties	$254	$ 70
Residential properties	35	190
Bank properties	609	919
Total	$898	$1,179

Expenses applicable to real estate owned include the following:

For the Years Ended December 31,	2001	2000	1999
Net (gain) loss on sales of real estate	$ (44)	$ 8	$ 1
Provision for losses	73	56	23
Operating expenses, net of rental income	294	114	98
Total	$323	$178	$122

10. DEPOSITS

Deposits consist of the following major classifications:

December 31,	2001	2000
Demand deposits	$ 803,933	$ 608,137
Savings deposits	275,146	173,783
Time certificates under $100,000	363,199	435,128
Time certificates $100,000 or more	130,060	193,819
Total	$1,572,338	$1,410,867

Of the total demand deposits, approximately $280,196,000 and $254,334,000 are non-interest bearing at December 31, 2001 and 2000, respectively.

A summary of certificates by year of maturity is as follows:

Years Ending December 31,	
2001	$381,102
2002	14,160
2003	78,761
Thereafter	19,236
Total	$493,259

A summary of interest expense on deposits is as follows:

For the Years Ended December 31,	2001	2000	1999
Savings deposits	$ 5,929	$ 3,417	$ 2,674
Time certificates	33,917	37,312	25,786
Interest-bearing demand deposits	12,412	12,320	6,027
Total	$52,258	$53,049	$34,487

11. ADVANCES FROM THE FEDERAL HOME LOAN BANK

Federal Home Loan Bank ("FHLB") advances are collateralized under a blanket collateral lien agreement. Advances were as follows:

December 31,	2001	2000
Convertible rate advances	$45,000	$45,000
Term amortizing advances	29,008	4,133
Total	$74,008	$49,133

Convertible rate advances represents three advances as follows:

December 31,		2001	2000
Original principal	$10,000		
Fixed interest rate	6.93%		
Funding date	June 27, 2000		
Maturity date	June 27, 2003		
Convertible date	June 27, 2002		
Balance		$10,000	$10,000
Original principal	$10,000		
Fixed interest rate	6.87%		
Funding date	June 29, 2000		
Maturity date	June 29, 2003		
Convertible date	June 29, 2002		
Balance		10,000	10,000
Original principal	$25,000		
Fixed interest rate	6.49%		
Funding date	October 12, 2000		
Maturity date	October 12, 2007		
Convertible date	October 12, 2005		
Balance		25,000	25,000
Total		$45,000	$45,000

Payments are interest only and are made quarterly. On the convertible date and each quarter thereafter, the FHLB has the option to convert these advances at then current market rates. The Company has the option of replacing the funding or repaying the advance.

Term amortizing advances are as follows:

December 31,		2001	2000
Original principal	$1,800		
Interest rate	5.404%		
Monthly payment	$12		
Maturity date	October 8, 2008		
Balance		$ 1,632	$1,685
Original principal	$2,600		
Interest rate	5.867%		
Monthly payment	$18		
Maturity date	November 26, 2018		
Balance		2,376	2,448
Original principal	$25,000		
Interest rate	3.890%		
Monthly payment	$459		
Maturity date	November 15, 2006		
Balance		25,000	
Total		$29,008	$4,133

Interest expense on FHLB advances was $3,413,000, $4,628,000 and $2,009,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

12. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

During 2001 and 2000, the Company entered into repurchase agreements with the FHLB. At December 31, 2001, there was no amount outstanding. At December 31, 2000, the amount outstanding was $255,145,000, maturing in January 2001 and bearing an average interest rate of 6.45%. Interest expense on FHLB repurchase agreements was $6,456,000, $21,410,000 and $15,883,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Collateral for the repurchase agreements were U.S. Government agency collateralized mortgage obligations.

During 2001 and 2000, the Company entered into overnight repurchase agreements with customers. At December 31, 2001 and 2000, the amounts outstanding were $84,928,000 and $101,841,000, respectively. At December 31, 2001, the amounts were borrowed at interest rates ranging from 0.25% to 2.00%. At December 31, 2000, the amounts were borrowed at interest rates ranging from 2.00% to 6.19%. Interest expense on customer repurchase agreements was $2,437,000, $4,446,000 and $2,472,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Collateral for customer repurchase agreements were U.S. Treasury notes. The market value of the collateral was approximately equal to the amounts outstanding.

13. OTHER BORROWED FUNDS

In connection with an acquisition in 1998, the Bank assumed a loan payable in the amount of $1,160,000. The borrowing consists of a single loan from the City of Wilmington, Delaware (the "City") in accordance with the City's "Loans-to-Lenders" program that provides low-cost financing to qualified participants. The loan with the City is a variable rate, interest-only note adjusted weekly and maturing January 1, 2003. Under the provisions of the borrowing agreement, the City may elect to convert the loan to a fixed interest rate at any time. Upon conversion, the Bank would be required to make payments of principal and interest using an amortization schedule. At December 31, 2001 and 2000, the interest rate on the loan was 1.75% and 5.05%, respectively.

14. STOCK REPURCHASE PLAN

In February 2002, the Board of Directors of the Company authorized the initiation of a stock repurchase plan covering up to approximately 3%, or 320,000 shares of the Company's outstanding common stock.

In October 1999, the Board of Directors of the Company authorized the initiation of a stock repurchase plan covering up to 9%, or 906,000 shares of the Company's outstanding common stock. The repurchases were made from time to time in open-market transactions, subject to the availability of the stock. This treasury stock was reissued primarily for the 5% stock dividend paid in June 2001, options granted under the stock option plans, the Company's 401(k) Retirement Plan match and the issuance of common stock under the Employee Stock Purchase Plan and the Directors Stock Purchase Plan. As of December 31, 2001, the Company had reissued all treasury stock shares. As of December 31, 2000, the Company had net shares repurchased of 306,343 for an aggregate price of approximately $3,472,000.

15. STOCK OPTION PLANS

In 1997, the Company adopted a Stock Option Plan (the "1997 Plan"). Options granted under the 1997 Plan may be either qualified incentive stock options or nonqualified options as determined by the Executive Compensation Committee. Options granted under the 1997 Plan are at the estimated fair value at the date of grant. There were 700,496 shares authorized for grants of options under the 1997 Plan. In 1999, the Company's Board of Directors adopted an amendment to the 1997 Plan. In accordance with such amendment, the total number of shares of common stock authorized for issuance under the 1997 Plan has been increased from 700,496 to 1,141,495. In addition, the grant of "reload" options is authorized under the 1997 Plan. The award of a reload option allows the optionee to receive the grant of an additional stock option, at the then current market price, in the event that such optionee exercises all or part of an option (an "original option") by surrendering already owned shares of common stock in full or partial payment of the option price under such original option. The exercise of an additional option issued in accordance with the "reload" feature will reduce the total number of shares eligible for award under the 1997 Plan. At December 31, 2001, there were 878,780 options outstanding with the "reload" feature.

On April 18, 1995, the Company adopted a Stock Option Plan (the "1995 Plan"). There are 848,628 shares authorized for grants of options under the 1995 Plan. Options granted under the 1995 Plan were either qualified incentive stock options or nonqualified options as determined by the Executive Compensation Committee. Options granted under the 1995 Plan were at the estimated fair value at the date of grant.

Under the 1995 and 1997 Plans, the nonqualified options expire ten years and ten days after the date of grant, unless terminated earlier under the option terms. The incentive options expire ten years after the date of grant, unless terminated earlier under the option terms. The vesting provision of the 1997 Plan allows for 50% of options to vest one year after the date of grant, and 50% two years after the date of grant, subject to employment and other conditions. All shares granted under the 1995 Plan are fully vested.

Options granted under the 1995 and 1997 Plans, adjusted for the 5% stock dividends granted in 1999, 2000 and 2001 are as follows:

Options granted and outstanding:	Incentive	Nonqualified	Total
December 31, 2001 at prices ranging from $4.30 to $19.74 per share	**396,321**	**1,370,013**	**1,766,334**
December 31, 2000 at prices ranging from $2.50 to $19.74 per share	526,551	1,554,212	2,080,763
December 31, 1999 at prices ranging from $2.50 to $19.74 per share	623,277	1,482,923	2,106,200

Activity in the stock option plans for the period beginning January 1, 1999 and ending December 31, 2001 was as follows:

	Number of Shares Outstanding	Weighted Exercise Price Per Share	Options Exercisable
January 1, 1999	1,632,183	$ 7.97	1,123,508
Granted	494,659	$13.81	
Exercised	(4,579)	$ 4.92	
Expired	(16,063)	$14.84	
December 31, 1999	2,106,200	$ 9.30	1,454,640
Granted	97,873	$ 6.82	
Exercised	(67,721)	$ 4.75	
Expired	(55,589)	$12.17	
December 31, 2000	2,080,763	$ 9.26	1,683,266
Granted	100,412	$ 8.46	
Exercised	(391,043)	$ 3.96	
Expired	(23,798)	$11.82	
December 31, 2001	1,766,334	$10.43	1,630,871

The following table summarizes stock options outstanding at December 31, 2001.

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 4.30–$ 6.55	534,790	3.75 years	$ 5.21	517,589	$ 5.17
$ 7.14–$ 9.96	432,168	5.82 years	$ 5.82	313,906	$ 8.09
$12.92–$19.74	799,376	6.67 years	$15.01	799,376	$15.08
	1,766,334	5.58 years	$10.39	1,630,871	$10.59

The Company accounts for stock-based compensation using the intrinsic value method. Had compensation cost for the Company's stock option plans been determined based on the fair value method of accounting (using the Black-Scholes model) described in SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

For the Years Ended December 31,		2001	2000	1999
Net income:	As reported	$1,328	$8,780	$9,714
	Pro forma	$ 484	$6,195	$6,914
Earnings per share:				
Basic	As reported	$ 0.13	$ 0.86	$ 1.03
	Pro forma	$ 0.05	$ 0.61	$ 0.73
Diluted	As reported	$ 0.13	$ 0.85	$ 0.96
	Pro forma	$ 0.05	$ 0.60	$ 0.68
Weighted average fair value of options granted during the year		$ 5.55	$ 5.22	$ 9.05

Significant assumptions used to calculate the above fair value of the awards are as follows:

	2001	2000	1999
Risk free rate of return	5.03%	5.29%	5.80%
Expected option life in months	120	120	96
Expected volatility	51%	71%	46%
Expected dividends	0	0	0

In January 2002, the Board of Directors of the Company adopted a Stock Option Plan (the "2002 Plan") that is subject to ratification by the Company's shareholders. Options granted under the 2002 Plan may be either qualified incentive stock options or nonqualified options as determined by the Stock Option Committee. Options granted under the 2002 Plan are at the estimated fair value at the date of grant. There are 750,000 shares authorized for grants of options under the 2002 Plan. The grant of "reload" options is authorized under the 2002 Plan. Under the 2002 Plan, the nonqualified options expire ten years and ten days after the date of grant, unless terminated earlier under the option terms. The incentive options expire ten years after the date of grant, unless terminated earlier under the option terms. The vesting provision of the 2002 Plan allows 20% of options granted to employees to vest six months after the date of grant, and 20% for each of the next four anniversaries of the grant, subject to employment and other conditions. The vesting provision of the 2002 Plan generally allows options granted to directors to vest as of the date of grant.

16. EMPLOYEE AND DIRECTOR STOCK PURCHASE PLANS

In 1997, the Company adopted an Employee Stock Purchase Plan ("ESPP") and a Directors Stock Purchase Plan ("DSPP") (collectively, the "Purchase Plans") wherein 598,427 shares were reserved for issuance pursuant to the Purchase Plans. Under the terms of the Purchase Plans, the Company grants participants an option to purchase shares of Company common stock with an exercise price equal to 95% of market prices. Under the ESPP, employees are permitted, through payroll deduction, to purchase up to $25,000 of fair market value of common stock per year. Under the DSPP, directors are permitted to remit funds, on a regular basis, to purchase up to $25,000 of fair market value of common stock per year. Participants incur no brokerage commissions or service charges for purchases made under the Purchase Plans. For the years ended December 31, 2001 and 2000, there were 9,044 shares and 13,724 shares, respectively, granted and issued through the ESPP. For the years ended December 31, 2001 and 2000, there were 7,945 shares and 9,386 shares, respectively, granted and issued through the DSPP.

17. BENEFITS

The Company has established a 401(k) Retirement Plan (the "401(k) Plan") for all qualified employees. Substantially all employees are eligible to participate in the 401(k) Plan following completion of one year of service and attaining age 21. Vesting in the Company's contribution accrues over four years at 25% each year. Pursuant to the 401(k) Plan, employees could contribute up to 15% of their compensation to a maximum of $10,500 in 2001 and 2000 and $10,000 in 1999. The Company matches 50% of the employee contribution, up to 6% of compensation. Beginning in 1998, the Company match consisted of a contribution of Company common stock, at market value. Effective January 1, 2002, the Company amended the 401(k) Plan to adopt the provisions of GUST, a series of tax legislation, and to change the directed trustee. The Company's contribution to the 401(k) Plan was $291,000, $272,000 and $229,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Contributions are included in shareholders' equity as an issuance of common stock or the reissuance of common stock held as treasury shares. The Company paid $49,000, $32,000 and $35,000 during 2001, 2000 and 1999, respectively, to administer and audit the 401(k) Plan.

18. COMMITMENTS AND CONTINGENT LIABILITIES

The Company, from time to time, may be a defendant in legal proceedings related to the conduct of its business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

In the normal course of business, the Bank has various commitments and contingent liabilities, such as customers' letters of credit (including standby letters of credit of $28,133,000 and $21,602,000 at December 31, 2001 and 2000, respectively), which are not reflected in the accompanying consolidated financial statements. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. In the judgment of management, the financial position of the Company will not be affected materially by the final outcome of any contingent liabilities and commitments.

Certain office space of the Company and the Bank is leased from companies affiliated with the chairman under separate agreements with the Company. Terms of the three agreements at December 31, 2001 are as follows.

Expiration date	October 2017	March 2005	March 2005
Annual Rental	$759	$40	$48
Renewal Option	N/A	1 five-year term	3 five-year terms
Annual Rental Increases	CPI	Fixed	Fixed

Certain office space of the Bank is leased from companies affiliated with certain Directors under separate agreements with the Bank. Terms of the two agreements at December 31, 2001 are as follows.

Expiration date	October 2004	February 2004
Annual Rental	$96	$41
Renewal Option	1 five-year term	N/A
Annual Rental Increases	Fixed	Fixed

The Company believes that each of the related party transactions described above were on terms as fair to the Company as could have been obtained from unaffiliated third parties.

The following table shows future minimum payments under non-cancelable operating leases with initial terms of one year or more at December 31, 2001. Future minimum receipts under sub-lease agreements are not material.

2002	$ 3,351
2003	3,230
2004	3,110
2005	2,918
2006	2,693
Thereafter	15,018
Total	$30,320

Rental expense included in occupancy expense for all operating leases was $3,195,000, $3,105,000 and $2,466,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

19. INCOME TAXES

The income tax provision consists of the following:

For the Years Ended December 31,	2001	2000	1999
Current	$ 2,899	$ 5,174	$ 5,735
Deferred	(2,743)	(1,550)	(1,468)
Total	$ 156	$ 3,624	$ 4,267

Items that gave rise to significant portions of the deferred tax accounts are as follows:

December 31,	2001	2000
Deferred tax asset:		
Allowance for loan losses	$4,613	$ 3,524
Deferred loan fees	58	34
Goodwill amortization	3,766	2,385
Other real estate	346	66
Unrealized loss on investment securities	266	5,492
Total deferred tax asset	9,049	11,501
Deferred tax liability:		
Property	(721)	(708)
Other	(174)	(158)
Total deferred tax liability	(895)	(866)
Net deferred tax asset	$8,154	$10,635

The provision for federal income taxes differs from that computed at the statutory rate as follows:

For the Years Ended December 31,	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
Tax computed at the statutory rate	$ 520	35.0	$4,342	35.0	$4,893	35.0
Surtax exemption	(15)	(1.0)	(76)	(0.6)	(86)	(0.6)
Increase (decrease) in charge resulting from:						
Goodwill amortization	42	2.8	58	0.5	58	0.4
Tax exempt interest (net)	(571)	(38.4)	(777)	(6.3)	(739)	(5.3)
Other, net	180	12.1	77	0.6	141	1.0
Total	$ 156	10.5	$3,624	29.2	$4,267	30.5

20. EARNINGS PER SHARE

Earnings per share was calculated as follows:

For the Years Ended December 31,	2001	2000	1999
Net income	$1,328	$8,780	$9,714
Dilutive stock options outstanding	931,086	916,436	1,277,990
Average exercise price per share	$ 6.51	$ 4.57	$ 5.46
Average market price—diluted	$ 9.89	$ 7.05	$14.78
Average common shares outstanding	10,364,618	10,193,360	9,414,037
Increase in shares due to exercise of options—diluted	182,361	192,054	713,776
Adjusted shares outstanding—diluted	10,546,979	10,385,414	10,127,813
Net income per share—basic	$ 0.13	$ 0.86	$ 1.03
Net income per share—diluted	$ 0.13	$ 0.85	$ 0.96

21. REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators, that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. In December 2000 and March 2001, respectively, the Bank and the Company entered into memorandums of understanding ("MOUs") with their primary regulators, the Office of the Comptroller of the Currency (the "OCC') and the Federal Reserve Board (the "FRB") relating to, among other things, implementing and/or revising certain policies, plans and procedures of the Company and the Bank with respect to, among other things, interest rate risk and other risk management, strategic and capital planning, oversight and compliance management by the Board of Directors, lending and underwriting standards and internal auditing. The Company had also agreed to notify the FRB at least 30 days prior to the (i) proposed declaration date of any dividend by the Company, (ii) incurrence of any debt or (iii) repurchase or redemption of any of the Company's stock. The Bank also agreed to notify the OCC prior to declaration of a dividend. The Company and the Bank were released from the MOUs and the MOUs were terminated following the regularly scheduled examinations of the Company and the Bank by the FRB and OCC, respectively, in January 2002. While they were in effect, the MOUs did not impose any limitations on the operations of the Company or the Bank or limit in any way their businesses. The agreements did not have a material adverse effect on the Company's results of operations or financial condition taken as a whole.

The ability of the Bank to pay dividends to the Company is controlled by certain regulatory restrictions. Permission from the OCC is required if the total of dividends declared in a calendar year exceeds the total of the Bank's net profits, as defined by the OCC, for that year, combined with its retained net profits of the two preceding years.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of capital (as defined in the regulations) to total adjusted assets (as defined), and of risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2001, that the Company and Bank meet all applicable capital adequacy requirements.

As of December 31, 2001, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total Capital, Tier 1 Capital and Leverage Ratios as set forth in the following table.

	Actual		Required for Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2001						
Total Capital (to Risk-Weighted Assets):						
Sun Bancorp, Inc.	$157,949	12.23%	$103,338	8.00%	N/A	
Sun National Bank	$152,206	11.82%	$103,010	8.00%	$128,763	10.00%
Tier I Capital (to Risk-Weighted Assets):						
Sun Bancorp, Inc.	$130,332	10.09%	$ 51,669	4.00%	N/A	
Sun National Bank	$138,424	10.75%	$ 51,505	4.00%	$ 77,258	6.00%
Leverage Ratio:						
Sun Bancorp, Inc.	$130,332	6.90%	$ 75,546	4.00%	N/A	
Sun National Bank	$138,424	7.34%	$ 75,443	4.00%	$ 94,304	5.00%
At December 31, 2000						
Total Capital (to Risk-Weighted Assets):						
Sun Bancorp, Inc.	$143,419	11.37%	$100,912	8.00%	N/A	
Sun National Bank	$124,290	10.61%	$ 93,743	8.00%	$117,179	10.00%
Sun National Bank, Delaware	$ 14,112	13.23%	$ 8,530	8.00%	$ 10,633	10.00%
Tier I Capital (to Risk-Weighted Assets):						
Sun Bancorp, Inc.	$118,221	9.37%	$ 50,456	4.00%	N/A	
Sun National Bank	$114,683	9.79%	$ 46,871	4.00%	$ 70,307	6.00%
Sun National Bank, Delaware	$ 13,084	12.27%	$ 4,265	4.00%	$ 6,398	6.00%
Leverage Ratio:						
Sun Bancorp, Inc.	$118,221	5.88%	$ 80,427	4.00%	N/A	
Sun National Bank	$114,683	6.07%	$ 75,515	4.00%	$ 94,393	5.00%
Sun National Bank, Delaware	$ 13,084	7.84%	$ 6,677	4.00%	$ 8,347	5.00%

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	December 31, 2001		December 31, 2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	$ 79,082	$ 79,082	$ 69,617	$ 69,617
Investment securities available for sale	647,558	647,558	748,559	748,559
Loans receivable, net	1,089,155	1,171,426	1,031,694	1,044,926
Restricted equity investments	12,561	12,561	30,245	30,245
Liabilities:				
Demand deposits	803,933	803,933	608,137	608,137
Savings deposits	275,146	275,146	173,783	173,783
Certificates of deposit	493,259	499,305	628,947	631,305
FHLB convertible rate advances	45,000	48,895	45,000	46,689
FHLB term amortizing advances	29,008	29,359	4,133	4,100
Loan payable	1,160	1,160	1,160	1,160
Securities sold under agreements to repurchase	84,928	84,928	356,986	356,986

Cash and cash equivalents—For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investment securities—For investment securities, fair values are based on quoted market prices.

Loans receivable—The fair value was estimated by discounting approximate cash flows of the portfolio to achieve a current market yield.

Restricted equity securities—Ownership in equity securities of bankers' bank is restricted and there is no established market for their resale. The carrying amount is a reasonable estimate of fair value.

Demand deposits, savings deposits and certificates of deposit—The fair value of demand deposits and savings deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities.

Securities sold under agreements to repurchase and loan payable—The fair value is estimated to be the amount payable at the reporting date.

FHLB convertible rate and term amortizing advances—The fair value was estimated by discounting approximate cash flows of the borrowings to achieve a current market yield.

Commitments to extend credit and letters of credit—The majority of the Bank's commitments to extend credit and letters of credit carry current market interest rates if converted to loans. Because commitments to extend credit and letters of credit are generally not assignable by either the Bank or the borrowers, they only have value to the Bank and the borrowers.

No adjustment was made to the entry-value interest rates for changes in credit performing commercial loans and real estate loans for which there are no known credit concerns. Management segregates loans in appropriate risk categories. Management believes that the risk factor embedded in the entry-value interest rates along with the general reserves applicable to the performing commercial and real estate loan portfolios for which there are no known credit concerns result in a fair valuation of such loans on an entry-value basis.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since December 31, 2001 and 2000, and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

23. INTEREST RATE RISK

The Company's exposure to interest rate risk results from the difference in maturities and repricing characteristics of the interest-bearing liabilities and interest-earning assets and the volatility of interest rates. Because the Company's assets have shorter maturity or repricing terms than its liabilities, the Company's earnings will tend to be negatively affected during periods of declining interest rates. Conversely, this mismatch should benefit the Company during periods of increasing interest rates. Management monitors the relationship between the interest rate sensitivity of the Company's assets and liabilities.

24. GUARANTEED PREFERRED BENEFICIAL INTEREST IN COMPANY'S SUBORDINATED DEBT

In March 2002, the Company formed a subsidiary, Sun Capital Trust III ("SunTrust III"), which anticipates that in late March 2002 or early April 2002 it will issue $20.0 million of Pooled Floating Rate Capital Securities ("Sun Trust III Capital Securities") with a stated value and liquidation preference of $1,000 per share. The variable annual rate of interest is scheduled to reset semi-annually and is anticipated to equal to LIBOR plus 3.50% (the "Coupon Rate"), provided that the applicable Coupon Rate may not exceed an anticipated 11.000% through five years from its issuance. The obligation of Sun Trust III under Sun Trust III Capital Securities anticipated to be issued will be fully and unconditionally guaranteed by the Company. The proceeds from the sale of Sun Trust III Capital Securities will be utilized by Sun Trust III to invest in Sun Trust III Debentures, (the "Sun Trust III Debentures") of the Company. Sun Trust III Debentures will be unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company, except that they rank *pari passu* with Sun Trust II and Sun Trust I Debentures described below. Sun Trust III Debentures will represent the sole assets of Sun Trust III. Interest on Sun Trust III Preferred Securities will be cumulative and payable quarterly in arrears. The Company will have the right to optionally redeem Sun Trust III Debentures prior to the scheduled maturity date at 100% of the stated liquidation amount, plus accrued and unpaid distributions, if any, to the redemption date. Under the occurrence of certain events, the Company may redeem in whole, but not in part, Sun Trust III Debentures prior to December 31, 2007. Proceeds from any redemption of Sun Trust III Debentures would cause a mandatory redemption of Sun Trust III Capital Securities having an aggregate liquidation amount equal to the principal amount of Sun Trust III Debentures redeemed.

On November 3, 1998, Sun Capital Trust II ("Sun Trust II"), a statutory business trust created under Delaware law that is a subsidiary of the Company, issued $29.9 million, 8.875% Preferred Securities (the "Sun Trust II Preferred Securities") with a stated value and liquidation preference of $10 per share. The obligation of Sun Trust II under Sun Trust II Preferred Securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of Sun Trust II Preferred Securities were utilized by Sun Trust II to invest in $29.9 million of 8.875% Junior Subordinated Debentures (the "Sun Trust II Debentures") of the Company. Sun Trust II Debentures are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company, except that they rank *pari passu* with Sun Trust I Debentures described below and the Sun Trust III Debentures described above. Sun Trust II Debentures represent the sole assets of Sun Trust II. Interest on Sun Trust II Preferred Securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem Sun Trust II Debentures prior to the maturity date of December 31, 2028, on or after December 31, 2003, at 100% of the stated liquidation amount, plus accrued and unpaid distributions, if any, to the redemption date. Under the occurrence of certain events, the Company may redeem in whole, but not in part, Sun Trust II Debentures prior to December 31, 2003. Proceeds from any redemption of Sun Trust II Debentures would cause a mandatory redemption of Sun Trust II Preferred Securities having an aggregate liquidation amount equal to the principal amount of Sun Trust II Debentures redeemed.

In 1997, Sun Capital Trust ("Sun Trust I"), a statutory business trust created under Delaware law that is a subsidiary of the Company, issued $28.8 million, 9.85% Preferred Securities ("Sun Trust I Preferred Securities") with a stated value and liquidation preference of $25 per share. The obligations of Sun Trust I under Sun Trust I Preferred Securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of Sun Trust I Preferred Securities were utilized by Sun Trust I to invest in $28.8 million of 9.85% Junior Subordinated Debentures (the "Sun Trust I Debentures") of the Company. Sun Trust I Debentures are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company, except that they rank *pari passu* with Sun Trust II and Sun Trust III Debentures described above. Sun Trust I Debentures represent the sole assets of Sun Trust I. Interest on Sun Trust I Preferred Securities is cumulative and payable quarterly in arrears. During February 2002, the Company notified the holders of Sun Trust I Preferred Securities of its intention to call Sun Trust I Preferred Securities on April 1, 2002. The Company will recognize an extraordinary loss from the extinguishment of debt from the remaining debt issuance cost and miscellaneous cost of the call in the amount of $800,000, net of the tax effect of $400,000 (approximately $0.07 per diluted share). The Company intends to fund this call with the net proceeds anticipated to be received in late March 2002 or early April 2002 from the issuance of $20 million of Floating Rate Junior Subordinated Debentures ("Sun Trust III Debentures") of the Company, a $3 million dividend from the Bank and the issuance of an additional $5 million Floating Rate Junior Subordinated Debentures in the second quarter 2002.

Under the terms of Sun Trust II Debentures and Sun Trust III Debentures (the "Debentures"), the Company has the right, with certain limitations, to defer the payment of interest on the Debentures at any time for a period not exceeding twenty and ten, respectively, consecutive quarterly periods. Consequently, distributions to the holders of the Sun Trust II Preferred Securities would be deferred and accumulate at 8.875% per annum. Distributions to the holders of the Sun Trust III Preferred Securities would be deferred and accumulate at a variable rate, anticipated not to exceed 11.000% per annum, compounded semi-annually.

Sun Trust II and Sun Trust III are wholly owned subsidiaries of the Company, have no independent operations and issued securities that contained a full and unconditional guarantee of their parent, the Company.

25. CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

The condensed financial statements of Sun Bancorp, Inc. are as follows:

Condensed Statements of Financial Condition

December 31,	2001	2000
Assets		
Cash	$ 1,809	$ 1,540
Investments in subsidiaries	181,545	170,503
Accrued interest and other assets	4,490	3,197
Total	$187,844	$175,240
Liabilities and Shareholders' Equity		
Other liabilities	$ 557	$ 279
Total liabilities	557	279
Guaranteed preferred beneficial interest in Company's subordinated debt	57,327	57,327
Shareholders' Equity	129,960	117,634
Total	$187,844	$175,240

Condensed Statements of Income

For the Years Ended December 31,	2001	2000	1999
Net interest expense	$(5,438)	$ (5,437)	$ (5,486)
Management fee	4,327	3,452	2,455
Other expenses	(4,374)	(3,369)	(2,504)
Loss before equity in undistributed income of subsidiaries and income tax expense	(5,485)	(5,354)	(5,535)
Equity in undistributed income of subsidiaries	6,813	14,134	15,249
Income tax expense			
Net income	$ 1,328	$ 8,780	$ 9,714

Condensed Statements of Cash Flows

For the Years Ended December 31,	2001	2000	1999
Operating activities:			
Net income	$ 1,328	$ 8,780	$ 9,714
Adjustments to reconcile net income to net cash used in operating activities—			
Undistributed income of subsidiaries	(6,813)	(14,134)	(15,249)
Changes in assets and liabilities which (used) provided cash:			
Accrued interest and other assets	(1,293)	(604)	62
Accounts payable and accrued expenses	278	143	(155)
Net cash used in operating activities	(6,500)	(5,815)	(5,628)
Investing activities:			
Dividends from subsidiary	5,916	5,486	5,550
Advances to subsidiary			(38,685)
Net cash provided by (used in) provided by investing activities	5,916	5,486	(33,135)
Financing activities:			
Exercise of stock options	670	898	22
Proceeds from issuance of common stock	187	14	40,197
Repurchase of guaranteed preferred beneficial interest in Company's subordinated debt		(511)	(812)
Purchase of treasury stock			(10,147)
Payments for fractional interests resulting from stock dividend	(4)	(17)	(3)
Net cash provided by financing activities	853	384	29,257
Increase (decrease) in cash	269	55	(9,506)
Cash, beginning of year	1,540	1,485	10,991
Cash, end of year	$ 1,809	$ 1,540	$ 1,485

26. SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents summarized quarterly data for each of the last two years restated for stock dividends (amounts are in thousands, except per share amounts):

Three Months Ended	December 31,	September 30,	June 30,	March 31,
2001				
Interest income	$28,046	$31,024	$32,828	$34,968
Interest expense	14,070	17,058	18,468	20,471
Net interest income	13,976	13,966	14,360	14,497
Provision for loan losses	475	2,640	3,684	1,296
Other operating income	2,787	2,831	2,637	2,234
Other expenses	14,820	14,795	14,451	13,643
Income (loss) before income taxes	1,468	(638)	(1,138)	1,792
Income taxes (benefit)	423	(300)	(477)	510
Net income (loss)	$ 1,045	$ (338)	$ (661)	$ 1,282
Basic earnings per share	$ 0.10	$ (0.03)	$ (0.06)	$ 0.12
Diluted earnings per share	$ 0.10	$ (0.03)	$ (0.06)	$ 0.12
2000				
Interest income	$39,025	$38,477	$37,363	$35,791
Interest expense	23,726	22,979	22,025	20,678
Net interest income	15,299	15,498	15,338	15,113
Provision for loan losses	585	525	585	785
Other operating income	1,812	2,246	1,854	2,271
Other expenses	13,096	13,665	14,468	13,318
Income before income taxes	3,430	3,554	2,139	3,281
Income taxes	1,024	1,067	564	969
Net income	$ 2,406	$ 2,487	$ 1,575	$ 2,312
Basic earnings per share	$ 0.23	$ 0.26	$ 0.20	$ 0.24
Diluted earnings per share	$ 0.23	$ 0.25	$ 0.18	$ 0.23

Basic and diluted earnings per share are computed independently for each of the quarters presented. Consequently, the sum of the quarters may not equal the annual earnings per share.

* * * * *

Price Range of Common Stock and Dividends

Shares of the Company's common stock have been quoted on the Nasdaq National Market under the symbol "SNBC" since November 1997. From August 1996 to November 1997, the Company's common stock was quoted on the Nasdaq Small Cap Market. The following table sets forth the high and low closing sale prices (adjusted for stock dividends) for the common stock for the calendar quarters indicated, as published by the Nasdaq National Market. The prices reflect inter-dealer prices, with retail markup, markdown, or commission, and may not represent actual transactions.

	High	Low
2001		
First Quarter	$ 9.23	$ 7.14
Second Quarter	10.50	7.47
Third Quarter	14.00	10.24
Fourth Quarter	11.40	9.45
2000		
First Quarter	$ 9.07	$ 5.84
Second Quarter	7.20	5.48
Third Quarter	9.52	6.43
Fourth Quarter	9.70	6.37

There were 385 holders of record of the Company's common stock as of March 21, 2002. This number does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 21, 2002, there were 10,632,999 shares of the Company's common stock outstanding.

The Company paid 5% stock dividends on June 13, 2001, June 21, 2000 and June 21, 1999. To date, the Company has not paid cash dividends on its common stock. Future declarations of dividends by the Board of Directors would depend upon a number of factors, including the Company's and the Bank's financial condition and results of operations, investment opportunities available to the Company or the Bank, capital requirements, regulatory limitations, tax considerations, the amount of net proceeds retained by the Company and general economic conditions. No assurances can be given, however, that any dividends will be paid or, if payment is made, will continue to be paid.

The ability of the Company to pay cash dividends is dependent upon the ability of the Bank to pay dividends to the Company. Because the Bank is a depository institution insured by the Federal Deposit Insurance Corporation ("FDIC"), it may not pay dividends or distribute capital assets if it is in default on any assessment due the FDIC. In addition, the Office of the Comptroller of the Currency regulations impose certain minimum capital requirements that affect the amount of cash available for the payment of dividends by the Bank. Under Federal Reserve policy, the Company is required to maintain adequate regulatory capital and is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where it might not do so absent such a policy. This policy could have the effect of reducing the amount of cash dividends declarable by the Company.

Additional information: The Company's Annual Report on Form 10-K (excluding exhibits) for the fiscal year ended December 31, 2001 is available without charge upon written request to Sun Bancorp, Inc. Shareholder Relations, 226 Landis Avenue, Vineland, NJ 08360.

Corporate Directory

SUN BANCORP, INC.

DIRECTORS

Bernard A. Brown
Thomas A. Bracken
Ike Brown
Jeffrey S. Brown
Sidney R. Brown
Peter Galetto, Jr.
Anne E. Koons
Alfonse M. Mattia, CPA
John D. Wallace

Executive Management

Bernard A. Brown
Chairman of the Board

Sidney R. Brown
Vice Chairman of the Board

Thomas A. Bracken
President and CEO

Dan A. Chila, CPA
Executive Vice President and CFO

SUN NATIONAL BANK

DIRECTORS

Bernard A. Brown
Thomas A. Bracken
Peter Galetto, Jr.
Linwood C. Gerber
Douglas J. Heun, CPA
Vito J. Marseglia
Dr. George A. Pruitt
Anthony Russo, III
Edward H. Salmon, Ph.D.
Timothy J. Wilmott

Executive Management

Bernard A. Brown
Chairman of the Board

Thomas A. Bracken
President and CEO

Dan A. Chila, CPA
Executive Vice President,
Cashier and CFO

A. Bruce Dansbury
Executive Vice President

Marjorie H. Hart
Senior Vice President

John P. Neary
Executive Vice President

Louis J. Pellicori
Executive Vice President

Bart A. Speziali
Executive Vice President

Thomas Townsend
Vice President and Risk Manager

Senior Vice Presidents
Stephen Brolly, CPA
Alice (Jean) Cotter
James Erickson
Duncan Farquhar
Thomas Holt
David Leney
Edward Madden
Edward Stahl
Richard Stoudt

Banking Groups
Mercer, Middlesex,
Somerset, Hunterdon
Bradley Fouss—
RVP/Commercial Banking Division
Diana DeRocco—
RVP/Business Banking Division
Thomas Lanigan—
RVP/Community Banking Division

Burlington, Camden, Gloucester
Robert LaPalomento—
RVP/Commercial Banking Division
Diana DeRocco—
RVP/Business Banking Division
Betty Shepard—
RVP/Community Banking Division

Philadelphia, New Castle
James Flanders—
RVP/Commercial Banking Division
William McDonald, III—
RVP/Community Banking Division

Monmouth, Ocean
Robert Davis, Jr.—
RVP/Commercial Banking Division
Reid Nylander—
RVP/Business Banking Division
Nancy Muldowney—
RVP/Community Banking Division

Atlantic, Cape May
B. Knoll Bowman—
RVP/Commercial Banking Division
Reid Nylander—
RVP/Business Banking Division
Mariluz McVey—
RVP/Community Banking Division
Henry Obergfell—
RVP/Sales

Cumberland, Salem
Steven Prokop—
RVP/Commercial Banking Division
Russell Gillespie—
RVP/Business Banking Division
Michelle Burman—
RVP/Community Banking Division

Vice Presidents
Dale Adair
Dorothy Antrim
Alan Bard
Robert Bender
Wilber Bennett, Jr.
William Betty
James Brown
William Bugdon
Rosemarie Carrafiello
Brian Clarey
Mary Davis
Roland Dey
Ronald Durborow
Bruce Engle
Bessie Evans
Sandra Ferrarie
Dennis Flannery
Sharon Giddes
Paul Glanville
James Glosson
John Hall
Marjorie Hall
John Hancq
Jodi Hirata
Brent Howard
William Johnson, III
Tina Kaufman
Thomas Kelly
Larry Kramli
Edward Krisak
Michael LaPlante, CPA
Frank Leis
Paul Lombard
William MacDonald
Edward Malandro
Susan McGowan
John Monell
Veronica Morey
Sally Niece
Bette Nuss
Louise O'Donnell
Peter Ogden
James Pappas
Edward Pastorius
Michele Powelczyk
Matthew Reilly
James Robson
Richard Ruehle
Holly Ryan
Louis Sacco
Michael Segeren
John Skoglund, Jr.
Dianne Talbot
Thomas Townsend
Robert Turkington
Peter Villa
John Watkins
Ann Wigglesworth
Chris Wolf

Controller
William Moyer

Assistant Controllers
William Glass
James Pio, CPA
Barbara Hawryliw

Assistant Vice Presidents
Roy Angus
Etta Barbera
Lucia Bellomia
Vincent Blasi
Erika Bonsanto
Ronald Burnett
Charles Check, Jr.
Richard Clarke
Ruthanne Cox-Shumski
Catherine Crosby
Ernest Current, Jr.
Fern Dirkes
Kathy Ditschman
Danielle Doyle
Darlene Driscoll
Susan Dugan
Paul Ekstrom
Elizabeth Empson
John Ferko, Jr.
Marie Ghazarian
Elizabeth Giovacchini
Bernadette Grygielko
Bruce Hiller
Nichol Hoff
Susan Hoffman
Barbara Hornman
Javier Hurtado
Mark Iannarella
Louis (Steve) Jermyn
Cheryl Kaine
Philip Kinsey
Elizabeth Koliba
Angela Kowalski
JoAnn Krueger
Michael Liebner
Kevin Loughlin
Larry Makela
Bernard Maloney, Jr.
Nino Mevoli
Anthony Mignone
Michael Millar
Priscilla Miller
Darren Mitchell
Nicki Paloni
Marcia Park
Robert Peacock, Jr.
Robert Peltier
Jeannette Piracci
Alexander Priest
David Riippa
Cheryl Roberts
Jodi Russo
Diane Sacco
Jan Sanger
Catherine Shellem
Danette Stenton
Elizabeth Tamasi
Eva Teller
Joseph Turturo
Judith Tyndall
Lisa Varesio
Pauline Vitola
Diane Wagner
James Waters
Amy Wible
Linda Williams
Susan Williams

Assistant Cashiers
Michelle Andrej-Byrne
Margaret (Peggy) Battaglia
Patricia (Patsy) Bianca
Sharon Biondi
Joanne Brown
Maria Carey
Alfred Carignan
Aimee Cervini
Shirley Cione
Janet Clark
Colleen Coia
Patricia Fairhurst
Nadine Ferrante
Sandra Golaszewski
Darlene Harris
Leon Kalicharan
Barbara Kelly
Michelle Kennedy
Mara Leaty
Anthony Leva
Ana Manzano-Cruz
Donna McGray
Kimberly Nichols
Michelle Orazi
Kay Ott
Theresa Paxton
Margarida Pereira
Mary Pfirman
Vitalba Preziosi
Gary Reader
Judith Reynolds
Lillian Rydzewski
Joseph Salvatore
Carol Scotti
Alison Seiler
Nancy Shelton
Ronald Tennant
Constance Waszen
Jennifer Watson
Patricia Webb
Charlotte Wigglesworth
Jo Ellen Wlazlowski
Beverly Wright

Advisory Board Members

ATLANTIC COUNTY

Lester M. Argus
Flora M. Castillo
F. Gordon Craig
Richard T. Gerber
Michael Goloff, CPA
Howard Green
Thomas J. Kuhar
Aldaberto Lopez
Richard S. Mairone, Esq.
James J. McCullough
Thomas Parente
Robert Polisano
Frank Rich, Jr.
Leo B. Schoffer
Richard Traa

BURLINGTON/CAMDEN/ GLOUCESTER COUNTY

Jonathan Abraham
Fred S. Berlinsky
Richard B. Charny, Esq.
Gene DiMedio
Ronald L. Dubrow, CPA
Michael P. Edmondson
Gary S. Green, Esq.
William Green
Philip E. Haines, Esq.
Edward Hutchinson
Eric Johnson
Clyde N. Lattimer
Joel B. Martin, CPA
Vicki McCall, PC
Robert Meyer
David Nolt
Jerome C. Pontillo, Esq.
Tony Tolerico
Ron Venuto
Dolores White

CAPE MAY COUNTY

Curtis Bashaw
Albert Beers
James Bennett
Michael J. Caruso, DO
Greg Coffey
Daniel Cohen
Curtis Corson
Susan Delanzo
Albert Donzanti
Joseph S. Franco
William Kindle
Carlo Melini
Vincent Orlando
Malcolm Robertson
Thomas L. Scott
Walter Shoczolek
Ernie Utsch, III

CUMBERLAND/SALEM COUNTY

Catherine J. Arpino
Dominick P. Baruffi, II
Bruno Basile
Fred J. Bernardini, Sr.
Arthur R. Brown, Jr.
Anthony D. Buonadonna, Esq.
Ginger L. Chase
Joseph Continisio, Jr.
Joseph M. DiNicola, Esq.
James D. Donnelly, Esq.
Carl R. Gaskill
Carmen T. Grasso
Harry E. Hearing, CPA
John A. Kugler
David Levitsky
Russell Lucca
David G. Manders
Kevin P. McCann, Esq.
Andrew Miller
Ronald G. Rossi
Martin Spector
Bonnie Spector
Michael L. Testa, Esq.
Lewis Thompson, RMC, CMC
Edward Viano
Scott J. Zucca

MERCER COUNTY

Elizabeth A. Allen
Michael D. Briehler
Donald Driggers, Esq.
Michael S. Feit
Sharon Harrington
John A. Horvath, CPA
Harold R. Levenson, CPA
Howard J. Mimnaugh, CPA
P.K. Vasudevan, CPA
Donald B. Veix, Jr., Esq.
Paul N. Watter, Esq.

MONMOUTH/OCEAN COUNTY

Warren S. Beebe, Jr., CPA
Donald L. Beekman, Esq.
James Bourke, CPA
Michael Bruno, Esq.
Joseph Castelluci, Esq.
Raymond Ciccone, CPA
Stephen M. Cors
Peter S. Falvo, Jr., Esq.
H. Dan Harris, CPA
Francis Kelly, MD
Alan M. Klatsky, Esq.
Robert Lange
James E. Madden, Esq.
Kenneth B. Maxwell
Joseph T. Mezzina
Philip E. San Filippo, Esq.
John Szymanski
John Wauters, CPA

Sun Community Banking Center Locations

Atlantic County

2028 Atlantic Avenue
Atlantic City, New Jersey 08401
(609) 345-8272

3900 Atlantic Avenue
Brigantine, New Jersey 08203
(609) 266-2100

3100 Hingston Avenue
Egg Harbor Twp., New Jersey 08234
(609) 272-8200

12th Street & First Road
Hammonton, New Jersey 08037
(609) 567-5880

599 New Road
Linwood, New Jersey 08221
(609) 927-9191

903 Boulevard, Route 50
Mays Landing, New Jersey 08330
(609) 625-9152

Mainland Plaza
501 Tilton Road
Northfield, New Jersey 08225
(609) 645-3200

521 New Road
Somers Point, New Jersey 08244
(609) 653-8200

5312 Atlantic & Surrey Avenue
Ventnor, New Jersey 08406
(609) 487-3680

Burlington County

1 Lakehurst & Clubhouse Roads
Browns Mills, New Jersey 08015
(609) 735-2801

220 West Front Street
Florence, New Jersey 08518
(609) 499-4960

380 South Lenola Road
Maple Shade, New Jersey 08052
(856) 222-0200

491 Route 73
Marlton, New Jersey 08053
(856) 489-3140

9 Hartford Road
Medford, New Jersey 08055
(609) 654-7600

15-17 Scott Street
Riverside, New Jersey 08075
(856) 461-0461

Camden County

2260 Route 70 West
Cherry Hill, New Jersey 08002
(856) 910-2424

1402 Brace Road
Cherry Hill, New Jersey 08034
(856) 616-9882

1280 Blackwood Clementon Road
Clementon, New Jersey 08021
(856) 784-4242

430 Gibbsboro Road
Lindenwold, New Jersey 08021
(856) 346-3800

47 Centre Street
Merchantville, New Jersey 08109
(856) 662-3800

2 South White Horse Pike
Somerdale, New Jersey 08083
(856) 782-6533

Cape May County

941 Columbia Avenue
Cape May, New Jersey 08204
(609) 898-2120

103 North Main Street
Cape May Court House,
New Jersey 08210
(609) 463-1341

71 Route 50
Greenfield, New Jersey 08230
(609) 390-3418

108 Roosevelt Boulevard
Marmora, New Jersey 08223
(609) 390-3529

1900 New Jersey Avenue
North Wildwood, New Jersey 08260
(609) 729-3981

4415 Landis Avenue
Sea Isle City, New Jersey 08243
(609) 263-4400

2201 Route 50
Tuckahoe, New Jersey 08250
(609) 628-2662

5611 New Jersey Avenue
Wildwood Crest, New Jersey 08260
(609) 523-2420

Cumberland County

15 South Laurel
Bridgeton, New Jersey 08302
(856) 455-8305

1026 High Street
Millville, New Jersey 08332
(856) 293-0800

904 West Main Street
Millville, New Jersey 08332
(856) 293-9330

321 South High Street
Millville, New Jersey 08332
(856) 293-0154

1736 Main Street
Port Norris, New Jersey 08349
(856) 785-1565

401 Landis Avenue
Vineland, New Jersey 08360
(856) 205-0700

1164 East Landis Avenue
Vineland, New Jersey 08360
(856) 507-8911

Gloucester County

#6 Village Center Drive (Beckett)
Swedesboro, New Jersey 08085
(856) 467-2111

Hunterdon County

616 Milford-Warren Glen Road
(Holland)
Milford, New Jersey 08848
(908) 995-0460

Mercer County

140 Mercer Street
Hightstown, New Jersey 08520
(609) 918-1283

64 East Broad Street
Hopewell, New Jersey 08525
(609) 333-0890

2673 Main Street
Lawrenceville, New Jersey 08648
(609) 620-9770

226 South Broad Street
Trenton, New Jersey 08608
(609) 392-3300

Chambers Street & Forest Avenue
Trenton, New Jersey 08611
(609) 396-1900

1660 North Olden Avenue (Ewing)
Trenton, New Jersey 08638
(609) 530-9653

411 Route 33 (Hamilton Square)
Trenton, New Jersey 08619
(609) 890-7447

Middlesex County

3534 Route 27
Kendall Park, New Jersey 08824
(732) 297-1927

2 Village Boulevard (Forrestal Village)
Princeton, New Jersey 08540
(609) 987-8809

Monmouth County

158 Wyckoff Road
Eatontown, New Jersey 07724
(732) 542-4800

68 East Main Street
Freehold, New Jersey 07728
(732) 683-9060

4074 Route 9
Howell, New Jersey 07731
(732) 961-0544

240 Parker Road
Manasquan, New Jersey 08736
(732) 292-0881

170 Broad Street
Red Bank, New Jersey 07701
(732) 224-8998

Ocean County

311 South Main Street
Barnegat, New Jersey 08005
(609) 698-4300

2064 West County Line Road
Jackson, New Jersey 08527
(732) 961-1535

504 Route 9
Lanoka Harbor, New Jersey 08734
(609) 242-8044

525 Route 72 East
Manahawkin, New Jersey 08050
(609) 597-1800

689 Radio Road
Mystic Island, New Jersey 08087
(609) 296-1773

1211 Long Beach Boulevard
Ship Bottom, New Jersey 08008
(609) 361-8011

601 Route 37 West, Suite 300
Toms River, New Jersey 08757
(732) 240-2922

540 Route 9
Tuckerton, New Jersey 08087
(609) 296-1700

200 Lacey Road
Whiting, New Jersey 08759
(732) 716-1393

Salem County

270 Georgetown Road
Carney's Point, New Jersey 08069
(856) 299-5770

175 West Broadway
Salem, New Jersey 08079
(856) 935-6560

8 North Main Street
Woodstown, New Jersey 08098
(856) 769-2466

Somerset County

1185 Route 206 (Rocky Hill)
Montgomery Twp., New Jersey 08540
(609) 497-0500

Philadelphia County, Pennsylvania

1701 Market Street
Philadelphia, Pennsylvania 19103
(215) 814-9060

New Castle County, Delaware

1101 Governor's Place
Bear, Delaware 19701
(302) 392-4221

145 Clinton Avenue
Delaware City, Delaware 19706
(302) 838-7840

2080 New Castle Avenue
New Castle, Delaware 19720
(302) 254-3569

Liberty Plaza—Possum Park Mall
700 Kirkwood Highway
Newark, Delaware 19711
(302) 224-3382

One Christina Centre
301 North Walnut Street
Wilmington, Delaware 19801
(302) 254-3560

1300 Market Street
Wilmington, Delaware 19801
(302) 254-3563

4401 Concord Pike
Wilmington, Delaware 19803
(302) 334-4091

1800 W. 4th Street
Wilmington, Delaware 19805
(302) 254-3566

Sun Bancorp, Inc.
226 Landis Avenue, Vineland, New Jersey 08360
www.sunnb.com • Nasdaq: SNBC